Filed Pursuant to Rule 424(b)(4)

Registration No.: 333-249833

4,150,000 Shares of Common Stock

CROWN ELECTROKINETICS CORP.

We are offering 4,150,000 shares, par value $0.0001 per share, of our common stock pursuant to this prospectus. The public offering price is $4.50 per share of common stock. Prior to this offering, our common stock was quoted on the OTCQB tier of the OTC Market Group, Inc. under the symbol “CRKN.” Currently, our common stock is listed on The NASDAQ Capital Market (the “Exchange”) under the symbol “CRKN”. On October 22, 2020 our Board of Directors, and on October 24, 2020, stockholders holding a majority of our outstanding voting shares, authorized a reverse stock split of the outstanding shares of our common stock in a range of up to one-for-six (1:6), with our Board of Directors retaining discretion of whether to implement the reverse stock split and at which exchange ratio to effect the reverse stock split. The Board of Directors approved a stock split ratio of one-to-three (1:3), which reverse stock split became effective on the date our common stock was listed on the Exchange, and all share numbers in this prospectus have thus been adjusted to give effect to such reverse stock split, except for the financial statements and notes thereto.

The offering is being underwritten on a firm commitment basis. We have granted the underwriters an option to buy up to an additional 622,500 shares of common stock from us to cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per Share	Total Without Over-allotment	Total With Over-allotment
Public offering price	$4.50	$18,675,000	$21,476,250
Underwriting discounts and commissions(1)	$0.36	$1,494,000	$1,718,100
Proceeds to us, before expenses	$4.14	$17,181,000	$19,758,150

(1)	We have also agreed to reimburse the underwriter for its expenses incurred in connection with this offering in the amount of up to $135,000. See “Underwriting” for additional information regarding underwriter compensation.

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 16 and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on or about January 28, 2021.

The date of this prospectus is January 26, 2021

Sole Book-Running Manager	Lead Manager
Roth Capital Partners	National Securities Corporation

Co-Manager
Colliers Securities LLC

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

On October 22, 2020 our Board of Directors, and on October 24, 2020, stockholders holding a majority of our outstanding voting shares, authorized a reverse stock split of the outstanding shares of our common stock in a range of up to one-for-six (1:6), with our Board of Directors retaining discretion of whether to implement the reverse stock split and at which exchange ratio to effect the reverse stock split. The Board of Directors approved a stock split ratio of one-to-three (1:3), which reverse stock split became effective on the date our common stock was listed on the Exchange. All share amounts in this prospectus have been adjusted to give effect to this reverse stock split, except for the financial statements and notes thereto.

As used herein, “we,” “us,” “our,” “the Company,” “Crown Electrokinetics,” or “Crown” means Crown Electrokinetics Corporation unless otherwise indicated.

Our Company

Overview

Crown develops and sells optical switching film that can be embedded between sheets of glass or applied to the surface of glass, or other rigid substrates such as acrylic, to electronically control opacity (“DynamicTint™”). Developed under an exclusive license from Hewlett-Packard (“HP”), our technology allows a transition between clear and dark in seconds and can be applied to a wide array of windows, including commercial buildings, automotive sunroofs, and residential skylights and windows. At the core of Crown’s proprietary and patent-protected technology is a thin film that is powered by electrically charged pigment which not only replaces common window tints but is also a more sustainable alternative to traditional window treatments. Crown partners with leading glass and film manufacturers for mass production and distribution of DynamicTint.

Electrokinetic Film Technology

Crown’s electrokinetic (EK) technology was derived from proprietary ink and microfluidic technology developed at HP. Electrokinetic refers to the movement of particles within a fluid under the influence of an electric field. Our EK film technology utilizes nanometer-sized pigment particles that are electrically charged and suspended in a liquid that is sandwiched between two clear substrates that are coated with a transparent conductor oxide (TCO) film. In a non-energized state, the suspended pigment particles are distributed uniformly between the plastic films, and will absorb, transmit, or reflect light depending on the properties of the suspended pigment (dark state). When the proper electrical signal is applied to the conductive TCO layers, an electrical field is created and the charged pigment particles collect in micro-embossed holes in a layer of polymer resin covering the transparent conductor surface as shown in Figure 1. As the charged pigment particles are collected, the fluid becomes highly transparent (light state). By applying a different electrical signal, the pigment can be dispersed back into the fluid to achieve the desired color density or opaqueness.

Our plastic films are manufactured using industry standard roll-to-roll (R2R) processing equipment. The Company believes its R2R processing will have an inherently lower manufacturing cost compared to sheet-based processing methods used for other smart window technologies like electrochromic glass. There are three basic steps to making our film using R2R equipment.

1)	Deposition: R2R TCO deposition on clear polyethylene terephthalate (PET) plastic film using vacuum sputtering of indium-tin oxide (ITO). The ITO on PET film can be provided by a number of suppliers. Millions of square feet of ITO on PET are currently provided for nearly all capacitance-based display touch screens.

2)	Embossing: R2R embossing of UV-curable resin in a proprietary 3-D pattern for ink pigment control and containment on one of the two plastic films. This process is proprietary to Crown and protected by both Crown’s patents and trade secrets. An example of the embossed pattern is shown in Figure 2. The R2R embossing process can be completed by various plastic film companies. Crown has the capability to accomplish the deposition and embossing steps within its current facility. However, as production increases, one of Crown’s future manufacturing partners will handle all production aspects of our DynamicTint film.

Figure 2. Microscopic Optical Image of Embossed Film

3)	Lamination: The final R2R process laminates the two layers of PET together with the pigment-containing fluid (which is proprietary to Crown and protected by patents and trade secrets) contained by the wall structure shown by the white areas in Figure 2. The wall area has adhesion to the upper layer of PET with ITO film thereby sealing the fluid between the two plastic layers. The fluid contains nanometer-sized pigment particles that are charged electrically and suspended in the fluid to keep the particles evenly distributed within the film and to minimize gravitational effects due to their small size and thermal motion of the pigment. Crown’s use of its pigment is proprietary and protected by its patents and trade secrets.

We believe that DynamicTintTM has the following five distinct advantages over existing optical electronic film technologies:

●	Neutral Color – Pigment is designed to be color neutral and will not affect the hue of what is viewed through the window in the dark or tinted state

●	Speed – Transition time is typically under 1-2 seconds

●	Affordability – Roll-to-Roll film manufacturing, inexpensive materials, and lower energy costs to operate DynamicTint

●	Low Energy Requirements – Film is low voltage and can be powered by solar strip, battery, or existing electrical infrastructure

●	Retro Fit – Film can be applied to a sheet of acrylic or heat-treated glass and attached to existing window frames, eliminating the need to replace single pane windows with dual pane windows.

●	Sustainable – Reduces waste, energy consumption and uses renewable energy.

Integration with Glass

Our electronic film can be cut using standard laser cutting and then laminated between panes of glass for new window construction. DynamicTint will be laminated between glass sheets for automotive applications or on a single glass sheet within an Insulated Glass Unit (IGU) (Figure 3). An IGU typically consist of two or more panes of glass that are sealed along the edges with an inert glass like Argon between the panes of glass to minimize heat transfer from one pane of glass to the other. Lower heat transfer improves insulating the outside temperature from interior temperature. Power is provided to our device by two wires connected to a single small area on each ITO surface. The wires will be routed through the IGU edge seal and can be connected to a control/power unit attached to the IGU for individual window control. The electronics driving the film can be hardwired into the buildings HVAC control system or controlled wirelessly depending on the customer’s needs. Because the overall power requirements are extremely low, localized batteries in the control unit and/or in combination with a small area solar cell can be used to power DynamicTint.

Figure 3. Double-paned IGU with EK Film

Retrofit with an Insert

DynamicTint can be laminated to other surfaces like acrylic or heat-treated glass and the laminated sheet can be assembled in an insert (“DynamicTint Inserts”) that can be placed over the surface of existing windows (Figure 4).

Figure 4. Window Insert with EK Film

We believe Crown’s DynamicTint Inserts can be easily installed into residential skylights, residential windows as well as windows within garage doors. Additionally, our DynamicTint Inserts can be used in commercial buildings to convert existing single pane windows into dual pane windows. Crown believes that there is a significant opportunity to provide DynamicTint Inserts to commercial building owners who are looking to eliminate window blinds, gain energy efficiency, and reduce carbon emissions.

Sustainability

Crown is aware that working towards building a sustainable future is a common goal shared by many. Companies such as Walmart, Amazon and Apple are now publishing their sustainability pledges, and we are seeing a trend of pledging to make their workplaces more environmentally friendly.

Crown’s patented technology provides a solution that helps address many sustainability issues such as:

●	Reducing waste – as opposed to replacing single pane window units with newly manufactured dual pane windows, Crown allows building owners to install our retrofit DynamicTint Insert into existing single pane window frames thereby creating a dual pane window;

●	Reducing energy – Crown’s DynamicTint Insert when installed in a single pane window frame, can reduce energy consumption used by HVAC’s by eliminating the need for constantly cooling and heating a room; and

●	Using renewable energy – Crown’s DynamicTint Insert can be powered by a solar cell that is integrated into the insert itself thereby eliminating the need to hardwire the insert to the home or building’s electrical system.

Crown’s DynamicTint can reduce the amount of heat entering a building by controlling the tint of external windows. According to FacilitiesNet (https://www.facilitiesnet.com/windowsexteriorwalls/article/Smart-Window-Benefit-Energy-Savings-Reduced-Glare–17280), the ability to control the amount of heat entering a building reduces the heat load of the building which in turn reduces HVAC usage. Another benefit of DynamicTint is being able to optimize daylight usage, thereby reducing the usage of lights. A study done by Project Drawdown (https://www.drawdown.org/solutions/dynamic-glass) projected that if 30-50% of commercial building spaces install dynamic glass, the potential climate-weighted energy efficiency from cooling is estimated at 9% and lighting at 9%—depending on local climate, building location and window orientation. This can result in 0.3-0.5 gigatons of emissions reductions from decreased energy use.

At Crown, we are committed to building a product that can be self-sufficient and does not require an additional power source or hard wiring into the electrical system of a residential home or commercial building. While our DynamicTint helps keep light and heat out of the building, we intend to harness that light and use it to power our inserts. This ensures that as we reduce a building’s energy consumption, we are not adding to it and are working towards being carbon neutral.

Return on Investment

Crown calculates that for commercial building owners, an average DynamicTint commercial building insert measuring five square feet would cost on average approximately $600.00 per insert (not including installation). Using an average 500,000 square foot building with approximately 2,600 windows that each measure five square feet, Crown estimates, based on internal research, that its insert will reduce a building owner’s HVAC usage by up to 25% and would further eliminate the need to equip office windows with blinds. Based on the above factors, Crown estimates energy savings of approximately $1.0 million over a ten-year period and a simple payback period of approximately six years.

Crown further calculates that for commercial building owners, purchasing DynamicTint as a film applied to a newly manufactured dual pane window (not including the cost of the dual pane window) measuring five square feet would cost on average approximately $375.00 per window (not including installation). Using an average 500,000 square foot building with approximately 2,600 windows that each measure five square feet, Crown estimates, based on internal research, that its insert will reduce a building owner’s HVAC usage by up to 32%, or approximately $2.2 million in savings over a ten-year period and a simple payback period of approximately three years based on the same assumptions outlined above.

Intellectual Property

On January 31, 2016, we entered into an IP agreement with Hewlett-Packard Development Company, L.P. and HP, Inc., collectively (“HP”), to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in our products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and has a two year closing date. On April 12, 2016, the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019. As of January 8, 2021, the Company has paid $25,000 of the remaining $100,000 owed to HP for the research, with the balance to be paid upon the exercise of the Company’s option to purchase the patents owned by HP by January 31, 2021. The agreement grants the Company an option to purchase the related assignable patents at a purchase price of $1.4 million. In the event the Company exercises its option to purchase such patents, the Company will pay to HP a running royalty in the amount of 3% of the gross revenues received by the Company and its affiliates for the sale, rental, license or other disposition of the licensed products.

Since 2016, Crown has actively worked to develop and license its EK technology, which it protects using patents, trade secrets and know-how. Crown currently licenses from HP seven patents that have been issued in the United States, which the Company has the option to purchase prior to January 31, 2021 for a price of $1.4 million, subject to payment of the 3% royalty discussed above. Crown intends to exercise its option to purchase such patents from HP on or prior to January 31, 2021. In addition, the Company has current patent applications in the United States and other countries that if granted, would add three additional patents to its portfolio. The Company’s United States patents expire at various dates from March 26, 2029 through September 26, 2032.

The Company believes that its EK technology is adequately protected by its patent position and by its proprietary technological know-how. However, the validity of the Company’s patents has never been contested in any litigation. The Company also possesses know-how and relies on trade secrets and nondisclosure agreements to protect its technology. The Company requires any employee, consultant, or licensee having access to its confidential information to execute an agreement whereby such person agrees to keep such information confidential.

Company-Owned Patents

Application No.	Country	Filing Date	Publication No.	Status	Title
16/259,078	USA	January 28, 2019	20190256625	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
201980018649.7	China	January 28, 2019	CN111918894A	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
19704995	Europe	January 28, 2019	3752867	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
2020-566194	Japan	January 28, 2019		Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
10-2020-7024977	Korea	January 28, 2019		Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
PCT/US2019/015464	WO	January 28, 2019	WO 2019/160675	Expired	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
62/631,623	USA	February 16, 2018		Expired	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
16/741,622	USA	January 13, 2020	2020-0225552	Pending	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
PCT/US2020/013396	WO	January 13, 2020	WO2020/150166	Pending	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
62/793,250	USA	January 16, 2019		Expired	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
15/552,924*	USA	August 23, 2017	10,852,615	Issued	TWO PARTICLE ELECTROPHORETIC LAMINATE FOR USE WITH SMART WINDOWS WITH REDUCED DIFFRACTION

*	Co-owned with University of Cincinnati

In-Licensed Patents

Patent No.	Country	Patent Date	Status	Title
8,183,757	USA	May 22, 2012	Issued	DISPLAY ELEMENT
8,184,357	USA	May 22, 2012	Issued	DISPLAY ELEMENT
8,331,014	USA	December 11, 2012	Issued	PIGMENT-BASED INKS
8,384,659	USA	February 26, 2013	Issued	DISPLAY ELEMENT INCLUDING ELECTRODES AND A FLUID WITH COLORANT PARTICLES
8,432,598	USA	April 30, 2013	Issued	TRANSPARENT CONDUCTOR STRUCTURE
8,896,906	USA	November 25, 2014	Issued	INKS INCLUDING BLOCK COPOLYMER GRAFTED PIGMENTS VIA AZIDE CHEMISTRY
8,018,642	USA	September 13, 2011	Issued	ELECTRO-OPTICAL DISPLAY

Business Model

We intend to develop and sell our patented EK Technology under the name DynamicTintTM. We intend to generate revenue by selling, and in some cases licensing, DynamicTintTM film and other technical know-how to our customers and licensees that integrate the technology into their products. We are in discussions with multiple glass manufacturers, window manufacturers, film manufacturers, and building owners to both produce, distribute and buy DynamicTintTM film.

Applications we are exploring with potential customers of Crown’s DynamicTint include:

●	Automotive: sunroofs and sun visors;

●	Aerospace, rail and marine: windows, partitions, sun visors, and skylights;

●	Residential homes: residential windows, garage door windows, windows contained in and surrounding residential front doors as well as residential skylights; and

●	Commercial and multi-family buildings: external windows, internal glass walls and doors for both new construction and retrofit.

Crown’s first product will be the DynamicTint Insert for residential skylights. Crown has developed a working prototype of an insert for the residential skylight, which allows a homeowner to control the amount of light entering the room. Crown’s patented DynamicTint Insert does not require the homeowner to replace their skylight as it conveniently snaps into the existing frame without the need for fasteners or any tools and can be easily installed in a matter of minutes. Usually positioned high in a home’s ceiling and out of reach, the vast majority of existing skylights cannot prevent unwanted glare, light, or heat. Crown’s skylight insert, however, will allow a homeowner (through a Blue Tooth connection or RF controller) to easily and quickly adjust the level of desired tint, thereby controlling the amount of light (and subsequently heat) entering the room. The DynamicTint Skylight Insert can be powered by either a solar cell or battery backup thereby eliminating the need to hardwire the insert to the home’s electrical system.

Utilizing the same insert strategy as described above for existing residential skylights, Crown is in active discussions with Hudson Pacific Properties (NYSE: HPP) (who is also a strategic investor in Crown) about deploying our DynamicTintTM film as a retrofit insert product on their existing external glass for a majority of the 108 buildings within their portfolio. Crown’s Commercial Building Insert would allow the building owner to quickly convert its single pane window units to a dual pane window unit. Crown’s insert would act as the “second pane” and would allow the building owner to enjoy all the benefits of a dual pane window without having to replace their existing single pane windows. Crown’s insert can be integrated into the building HVAC control system, thereby optimizing the use of our DynamicTint Insert and reducing the use of the HVAC to heat or cool the rooms utilizing our technology. As Crown’s DynamicTint technology requires very little energy to effect that transition from clear to dark state, a solar cell coupled with a battery backup eliminates the need to hardwire the inserts to the building electrical system. Crown believes that the potential retrofit market for its DynamicTint Building Inserts is significantly large.

Crown’s commercialization strategies are deeply rooted in leveraging existing infrastructure. As such, Crown intends to partner with industry leading manufacturers of glass and windows as well as manufacturers of plastic film who have roll-to-roll capabilities to efficiently and inexpensively produce our film. While Crown will develop and own certain tooling that allows its film to be produced on a roll-to-roll film manufacturing line, Crown will leverage the existing infrastructure of partner manufacturers to enable Crown to avoid the extensive capital costs of building its own manufacturing facilities. In addition, Crown believes that it can also leverage its manufacturing partner’s existing sales and distribution channels.

As Crown moves from its research and development stage and into its first commercialization stage, it has engaged with numerous existing and experienced thin film manufacturers about collaborating in the mass production of DynamicTint. Those ongoing discussions in combination with the ongoing development work with two of Crown’s existing manufacturing partners, is expected to allow Crown to move from a “development only” stage into commercialization stage in 2021.

Partners and Customers

Crown is in active discussions with multiple glass and film manufacturers for assessment of its DynamicTint technology and its application to glass markets around the world. Those ongoing discussions have led to two agreements in which Crown is being paid development revenue to provide samples and prototypes for specific markets.

On November 15, 2017, the Company entered into a license agreement with one of the world’s leading glass manufacturers (“Glass Manufacturer”). This agreement provides that the Company will provide samples to be used by the Glass Manufacturer for the sole purpose of determining the feasibility of integrating the DynamicTint technology in the Glass Manufacturer’s auto and train glass products, as well as potentially commercial and residential glass and windows. The Company began performing development activities in April of 2018. On February 1, 2019, the Company and the Glass Manufacturer entered into a new license agreement, terminating the prior agreement, which was further extended on November 14, 2019. Under such new license agreement, the Company will provide samples to be used by the Glass Manufacturer to evaluate the appearance of and measure optical properties of the Company’s film technology. At the Glass Manufacturer’s option, the Company will provide additional samples to be used by the Glass Manufacturer to measure the durability of such sample for the purpose of determining the feasibility of integrating the Company’s film technology in the Glass Manufacturer’s auto and train glass products. The performance related to the new agreement is a continuation of the work being performed as of April 2018. Crown has made significant improvements to its contrast ratio, haze, uniformity, switching speed, lamination capabilities, and optical defects among other technical and visual improvements. These improvements have allowed Crown to move from the development stage to the production/commercialization stage.

On August 23, 2017, the Company entered into a collaborative agreement with one of the world’s leading chemical and plastic film manufacturers (“Film Manufacturer”). The Film Manufacturer agreement provides that the Company and Film Manufacturer will jointly develop electrokinetic films and determine their suitability for commercial use in applied films and interlayers for application to aftermarkets automobile sunroofs and windows. The Company began performing development activities in April of 2018 and is expected to continue the relationship and expand into commercialization of DynamicTint in 2021.

Smart Glass Industry Trends

We believe there are favorable converging global trends in the major near-term markets for “smart glass” products. Key factors driving the growth of the smart glass market are the growing demand for smart glass in automobile applications, government support through mandates and legislation for energy-efficient construction, and energy savings through smart glass applications.

In both public and private sectors across the world, there are substantial efforts targeted toward the promotion and use of energy efficient smart glass materials, including those used in automobiles, windows and other architectural glazings.

In September 2020, Markets and Markets issued Smart Glass Market with COVID-19 Impact by Technology (Suspended Particle Display, Electrochromic, Liquid Crystal), Application (Architecture, Transportation, Consumer Electronics), and Geography – Global Forecast to 2025. The smart glass market size is expected to grow from USD 3.8 billion in 2020 to USD 6.8 billion by 2025, at a CAGR of 12.1% during the forecast period. The growth of the smart glass industry is driven by factors, such as the growing adoption of smart glass in automotive application and, declining prices for electrochromic material. Other major driving factors for smart glass  adoption  include supportive government mandates and legislation on energy efficiency. Governing bodies of various countries are increasingly encouraging the use of these energy-efficient products. Smart glass has inherent energy-saving and auto-dimming properties, which reduce its maintenance cost. As a result, the perceived benefits of these glass products are more than the incurred investments.

Crown believes that the smart glass industry is in the initial phase of growth and that DynamicTintTM may have commercial applicability in many products where variable light-control is desired.

Our Technology

DynamicTintTM combines many of the favorable properties of the other smart window technologies, which are described below. It has a fast switching time (1-2 sec.) like Suspended Particles in Polymer (SPD) and Polymer Dispersed Liquid Crystal (PDLC) technology, but does not need alternating current power, requires less power and can tint to black. Unlike electrochromic (EC) technology, modulation in light level is not area dependent, has much faster switching speeds, can tint to black and uses direct current pulses to change state quickly, allowing for much lower power consumption. DynamicTint is also expected to have good bi-stability, so that when a light level of the film is selected, the film will remain unchanged for extended time periods with little to no electrical power required. Because of the low power requirements, DynamicTint can be powered with batteries or small area solar cells, allowing retrofit to existing windows with ease and without the need to hard wire to existing electrical systems.

There are also major differences resulting from the fact that different color nanoparticles can be used in DynamicTintTM whereas competing technologies are either black, gray or blue tinted. Furthermore, with DynamicTint it is possible to use multiple colorants in the same film, which has been demonstrated in the recent past under a research project at the University of Cincinnati.

Other Smart Glass Technologies

Variable light transmission technologies can be classified into two basic types: “active” technologies that can be controlled electrically by the user either automatically or manually, and “passive” technologies that can only react to ambient environmental conditions such as changes in lighting or temperature. Most of the technologies are “active”. One type that is passive is thermochromic technology where a rise in temperature will darken the film applied to glass.

The Company believes that our DynamicTint has certain performance advantages over other “smart glass” technologies and that pricing and product performance are the two main factors critical to the adoption of smart glass products. Because the non-EK smart glass technologies listed below do not have published, consistent pricing or cost data that can be relied upon, the Company cannot accurately report its price position relative to these other technologies. In terms of product performance, the Company believes that DynamicTint offers numerous advantages over other smart glass technologies as discussed below.

Technology	Can Retrofit	Power Usage	Can Tint to Black	Solar or Battery Powered	Tint Transition Speed	Light Transmission
DynamicTintTM (Electrokinetic)	✓	<0.01 W/M2	✓	✓	approx. 2 sec	0.4% - 50% or 3%-70%
Electrochromic (EC)	✕	0.3 – 2 W/M2 (30X EK)	✕	✓	5-40 min	1% - 58%
Suspended Particle Device (SPD)[1]	✕	1.1 W/M2 at 100V/50hz (110X EK)	✕	✕	<3 sec	0.8% - 55%
Polymer Dispersed Liquid Crystal (PDLC)	✕	5 – 20 W/M2 (500X EK)	✕	✕	1 – 3 sec	~80% * Does not block light

Ref. 1: SPD Film - LCF-1103DHA90 Showa Denko Material Co.

Electrochromic Glass

Electrochromic (EC) glass technology has been used as a light absorbing technology for rear view mirrors in automobiles for decades, and more recently for large-scale windows. However, the EC technology developed for windows is based on a different set of materials that are directly deposited on the heat-treated glass panels. All the current EC companies are using tungsten oxide as the main component involved in the color transition from clear to blue. Because of the nature of the chemical transition of the tungsten oxide, the EC film does not absorb as much of the blue light and so remaining light will have a strong blue hue both in the room and looking through the window. The speed of the switching from dark to light or the reverse change is directly related to the size of the window area and the electrode design which brings electrical current to the EC material to start the chemical transition. EC technology is basically a battery-like material that requires “charging and discharging”. The time to charge/discharge the EC material in a large window can take up to 40 minutes to change form the dark state to the clear state at nominal temperatures. Also, during switching of the EC film, there can be non-uniform areas which can vary in level of tint from center to edge. The larger the area of the window, the more non-uniform during the change of state. Longer switching time can minimize the non-uniform areas. The EC materials are typically vacuum deposited directly on “defect-free” glass. The typical investment required for a large window electrochromic factory can run into the hundreds of millions of dollars, due to the large-scale vacuum equipment required, low particulate cleanroom required, and the relatively slow speed of deposition for all the various layers. Kinestral Technologies is using a chemical liquid deposition technique to replace some of the vacuum deposition steps to lower the capital investment needed for manufacturing.

Suspended Particle Glass (SPD)

SPD is a film that has suspended long and narrow particles in an encapsulated liquid polymer film with layers of ITO on either side to allow generation of an alternating current electrical field to twist the particles from a random state to a near vertical state perpendicular to the ITO plane. In the vertical state light passes through the film and in the random state the light is absorbed by the particles. The color of the film is blue since the particles used in the film don’t absorb blue light as well as other colors of sunlight. No other types of particles have been created for this type of device. The film responds quickly to the electrical field, however, requires constant high AC voltage to hold the clear state. The film is manufactured on plastic and uses roll-to-roll (R2R) equipment processing. Also, because the particles are aligned when in the clear state, the film has a limited viewing angle much like older liquid-crystal displays. When viewed at a side angle, the film will appear darker. The current market for SPD has been mainly automobile sunroofs where the viewing angle of the passengers is relatively fixed at nearly perpendicular angle to the SPD film.

Polymer-Dispersed Liquid Crystal (PDLC) Film

PDLC requires an AC electric field like the SPD film described above to achieve a clear state. However, the liquid-crystal based film can only scatter light in the power-off state, therefore, most of the incoming light is transmitted through the film (~80%). Typically, the PDLC film is used for interior windows or doors to create privacy. PDLC has similar manufacturing methods using R2R equipment and plastic film with ITO conductor to the SPD film. The film is available from many Far East manufacturing companies with some able to make ~150 cm width film. The quality of the film can vary based on the manufacturing company. The film was invented at Kent State University in the 1980’s and the patents have expired.

Competition

Several smart glass competitors have an operating history, including:

●	SAGE Electrochromics, Inc., a wholly owned subsidiary of Saint-Gobain, which develops and manufactures electrochromic glass;

●	View Glass and Kinestral Technologies manufacture electrochromic glass at their purpose-built manufacturing facilities and both are headquartered in California; and

●	Research Frontiers, Inc. licenses an electronically controlled tinted film, utilizing SPD technology, to various companies.

Crown Electrokinetics expects that other competitors will emerge in the future.

Research and Development

Crown has been using a 6” width R2R equipment capable of handling the deposition, embossing and lamination steps of the manufacturing process for its research and development for the past three years and Crown will have its proto-manufacturing roll-to-roll equipment at 12” width available in early 2021. Production prototypes for qualification and system testing will be sourced from the 12” equipment in 2021. Crown will utilize the 12” width film for the DynamicTint Skylight Insert. Larger scale manufacturing is planned at a minimum of 24” width film to address markets including larger format skylights inserts, appropriately sized residential and commercial building window inserts, and many automobile sunroofs beginning in mid-to-late 2021. Thereafter, one of Crown’s future manufacturing partners will follow with a roll-to-roll line to accomplish all necessary steps to manufacture DynamicTint of at least 60” width capability. This will allow Crown to address the vast majority of window sizes for all applications.

As a result of the Company’s research and development efforts, the Company believes that its EK technology, in some cases, is now, or with additional development will become, usable in a number of commercial products. Such products may include one or more of the following fields: “smart” windows, doors, skylights and partitions; self-dimmable automotive sunroofs, windows, sun visors, and mirrors.

The Company has devoted most of its financial resources to research and development activities with the goal of producing commercially viable EK products and has developed working samples of its EK technology.

Crown’s main goals in its research and development include:

●	developing wider ranges of light transmission and quicker switching speeds,

●	developing different colored version of Crown’s DynamicTint,

●	reducing the voltage required to operate EK samples,

●	obtaining data and developing improved materials regarding environmental stability and longevity, and

●	quantifying the degree of energy savings expected by users of the Company’s technology including the degree that EK technology can control heat and its contribution to energy savings directly and through daylight harvesting strategies in sustainable building designs.

Employees

The Company has eleven full-time employees and five advisors. Seven of the employees are technical personnel, and the rest perform business development, legal, finance, marketing, investor relations, and administrative functions. Of these employees, three have obtained doctorates, one has a master’s degree in chemistry, and one has extensive industrial experience in electronics and electrical engineering. Two employees also have additional postgraduate degrees in business administration, and one advisor has a doctorate in jurisprudence. Also, the Company’s suppliers and licensees have well qualified personnel on their teams with advanced degrees in a number of areas relevant to the commercial development of products using the Company’s technology. The success of the Company is dependent upon, among other things, the services of its senior management, the loss of which could have a material adverse effect upon the prospects of the Company.

As Crown continues to grow, we will add additional engineering, marketing and executive level personnel.

Our Corporate Information

Crown’s Research & Development Operation currently occupies 1,700 square feet of space, located on the HP Inc. campus in Corvallis, Oregon in the Advanced Technology and Manufacturing Institute (ATAMI). ATAMI is an academic-industrial research center and business incubator designed to provide an advanced materials development environment to private sector partner tenants performing research and development. The facility includes access to shared state-of-the-art tooling capabilities. ATAMI has grown to 80,000 square feet since its inception in 2004 and now offers Crown all the space requirements it needs for the foreseeable future.

Crown is located at 1110 NE Circle Blvd, Corvallis, OR 97330. Our telephone number is +1 (800) 674-3612 and our Internet website address is www.crownek.com.

Crown Electrokinetics Corp. was incorporated in the State of Delaware on April 20, 2015. Effective January 14, 2016, the Company’s name was changed to 3D Nanocolor Corp. (“3D Nanocolor”) from 2D Nanocolor Corp. Subsequently, effective October 6, 2017, the Company’s name was changed to Crown Electrokinetics Corp. from 3D Nanocolor Corp. Prior to August 22, 2017, 3D Nanocolor was a wholly owned subsidiary of Marathon Patent Group (“Marathon”). On August 22, 2017, Marathon entered into a Retention Agreement with Doug Croxall, Marathon’s Chief Executive Officer and Chairman of the Board of Directors (the “Retention Agreement”). As part of the Retention Agreement, Mr. Croxall received all of the outstanding shares of 3D Nanocolor’s common stock held by Marathon and 1,000,000 stock warrants which had no value at the time of transfer. On September 29, 2017, Marathon transferred to LVL Patent Group, LLC, an entity wholly-owned by Mr. Croxall, all of Marathon’s title and interest to, and its ownership in, the common stock of 3D Nanocolor Corp.

Exchange Listing

Our common stock is listed on the Exchange under the symbol “CRKN”.

Implications of Being an “Emerging Growth Company”

As a public reporting company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups (JOBS) Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A; and

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we also qualify as a “smaller reporting company” under the SEC’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until December 31, 2024, or such earlier time that we no longer meet the definition of an emerging growth company. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period. Furthermore, under current Securities and Exchange Commission rules, we will continue to qualify as a “smaller reporting company” for so long as we have (i) a public float (i.e., the market value of common equity held by non-affiliates) of less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) (A) if we have no public float or a public float of less than $700 million and (B) annual revenues of less than $100 million during our most recently completed fiscal year.

About This Offering

Shares of common stock being offered:	4,150,000 shares of common stock.

Number of shares of common stock outstanding after this offering(1):	12,540,805 shares of common stock (or 13,163,305 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 622,500 additional shares of common stock at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Gross proceeds to us, net of underwriting discounts and commissions but before expenses:	$17,181,000 (or $19,758,150 if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds:	We plan to use the net proceeds of this offering primarily for capital expenditures, working capital and other general corporate purposes, in addition to the purchase of seven patents that we currently license from HP. For more information on the anticipated use of proceeds of this offering, see “Use of Proceeds” on page 23 of this prospectus.

Exchange Trading Symbol:	CRKN

Risk factors:	Investing in our shares of common stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 16.

(1)	The number of shares of common stock outstanding immediately following this offering is based on 7,649,346 shares outstanding as of January 11, 2021, assumes (a) the conversion by a convertible noteholder of an aggregate of $343,423.02 of debt pursuant to such notes into 360,111 shares of common stock and 251 shares of Series A Preferred Stock simultaneously with the closing of this offering, (b) the conversion by a convertible noteholder of an aggregate of $1,496,751.82 of debt pursuant to such notes into 173,111 shares of common stock and 1,443 shares of Series B Preferred Stock simultaneously with the closing of this offering and (c) the conversion by other holders of the Company’s convertible promissory notes in an aggregate principal amount of $749,660 into 208,237 shares of common stock at a conversion price of $3.60 per share simultaneously with the closing of this offering, and excludes:

●	7,333,333 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan;

●	5,333,333 shares of common stock reserved for issuance under our 2020 Employee Incentive Plan;

●	10,388,978 shares of common stock issuable upon the exercise of options (of which 7,333,333 have vested) at a weighted average exercise price of $2.64 per share as of January 11, 2021;

●	2,207,349 shares of common stock issuable upon the conversion of 251 shares of Series A Preferred Stock and 1,443 shares of Series B Preferred Stock; and

●	410,453 shares of common stock issuable upon the conversion of outstanding convertible promissory notes (not including shares of preferred stock to be issued to certain convertible noteholders).

Selected Financial Information

The following selected income statement data for the six months ended September 30, 2020 and 2019, and for the years ended March 31, 2020 and 2019 and the selected balance sheet data as of September 30, 2020, March 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. This financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

	Six Months Ended September 30,		Years Ended March 31,
	(Unaudited)
	2020	2019	2020	2019
Selected Income Statement Data:
Revenue	$-	$-	$100,000	$504,788
Gross loss	$-	$(307,000)	$(520,000)	$(109,212)
Research and development	$(1,795,696)	$(1,070,766)	$(1,826,140)	$(712,116)
Selling, general and administrative	$(9,597,169)	$(2,868,391)	$(5,491,769)	$(1,791,103)
Loss From Operations	$(11,392,865)	$(4,246,157)	$(7,837,909)	$(2,612,431)
Net Loss	$(16,228,512)	$(5,026,430)	$(9,603,871)	$(4,295,753)
Net Loss per Common Share:
Basic	$(3.75)	$(2.30)	$(3.90)	$(2.00)
Diluted	$(3.75)	$(2.30)	$(3.90)	$(2.00)
Cash Dividends per Common Share	$-	$-	$-	$-

	September 30, 2020	March 31, 2020	March 31, 2019
	(Unaudited)
Selected Balance Sheet Data:
Property and equipment, net	$106,600	$92,629	$102,378
Total Current Assets	$692,626	$61,000	$191,113
Total Assets	$1,014,032	$388,636	$673,039
Total Current Liabilities	$7,605,204	$7,349,133	$4,067,682
Total Liabilities	$7,605,204	$7,349,133	$4,067,682
Working Capital (deficit)	$6,912,578	$7,288,133	$3,876,569
Common Stock, par value $0.0001	$2,864	$1,733	$988
Additional paid-in capital	$26,082,835	$9,486,129	$3,448,857
Accumulated Deficit	$(32,676,871)	$(16,448,359)	$(6,844,488)
Stockholders’ Deficit	$(6,591,172)	$(6,960,497)	$(3,394,643)

RISK FACTORS

An investment in our common stock involves a high degree of risk. The risks described below include all material risks to our company or to investors in this offering that are known to our company. You should carefully consider such risks before participating in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Relating To Our Business

In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties, some of which are beyond our control. Should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

There are risks associated with investing in companies such as ours who are primarily engaged in research and development. In addition to risks which could apply to any company or business, you should also consider the business we are in and the following:

Source and Need for Capital.

As we take steps in the commercialization and marketing of our technology, or respond to potential opportunities and/or adverse events, our working capital needs may change. We anticipate that if our cash and cash equivalents are insufficient to satisfy our liquidity requirements, we will require additional funding to sustain our ongoing operations and to continue our research and development activities.

We have funded most of our activities through sales of our securities to investors. Eventual success of the Company and generation of positive cash flow will be dependent upon the extent of commercialization of products using the Company’s technology. We can give no assurances that we will generate sufficient cash flows in the future (through sales of our common stock, exercise of options and warrants, royalty fees, or otherwise) to satisfy our liquidity requirements or sustain future operations, or that additional funding, if required, will be available when needed or, if available, on favorable terms.

History of Operating Losses.

We have experienced net losses from operations, and we may continue to incur net losses from operations in the future. We have incurred substantial costs and expenses in researching and developing our electrokinetic technology. As of September 30, 2020, we had a cumulative net loss of $32.7 million since our inception. Our net loss was approximately $16.2 million for the six months ended September 30, 2020, and $9.6 million and $4.3 million during the years ended March 31, 2020 and 2019, respectively (which includes non-cash accounting charges during the year ended March 31, 2020 of approximately $6.8 million and for the year ended March 31, 2019, of approximately $2.7 million, resulting from stock-based compensation expenses related to our stock options, amortization of our debt discount related to our convertible notes, the change in fair value of our warrant liability, and depreciation and amortization).

We expect to continue to incur losses from operations and negative cash flows, which raise substantial doubt about our ability to continue as a Going Concern.

We anticipate incurring additional losses until such time, if ever, that we can obtain marketing approval to sell, and then generate significant sales, of our technology that is currently in development. Substantial additional financing will be needed by the Company to fund our operations and to develop and commercialize our technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We may seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders.

We may not generate sufficient cash flows to cover our operating expenses.

As noted above, we have incurred recurring losses since inception and expect to continue to incur losses as a result of costs and expenses related to our research and continued development of our technology and our corporate general and administrative expenses. Our limited capital resources and operations to date have been substantially funded through sales of our securities. As of September 30, 2020, we had negative working capital of approximately $6.9 million, cash of approximately $601,000, shareholders’ deficit of approximately $6.6 million and an accumulated deficit of approximately $32.7 million. In the event that we are unable to generate sufficient cash from our operating activities or raise additional funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

We have never declared a cash dividend and do not intend to declare a cash dividend in the foreseeable future.

We have never declared or paid cash dividends on our common stock. Payment of dividends on our common stock is within the discretion of our Board of Directors and will depend upon our future earnings, capital requirements, financial condition and other relevant factors. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

We do not directly manufacture products using Electrokinetic technology. We currently rely upon the activities of our licensees and their customers in order to generate revenue.

We do not directly manufacture products using electrokinetic (EK) technology. We currently depend upon the activities of our licensees in order be able to generate revenue. It will be up to our licensees to decide when and if they will introduce products using electrokinetic technology, we cannot predict when and if our licensees will generate substantial sales of such products. We have agreements with two companies to evaluate our electrokinetic technology to determine the feasibility to manufacture and distribute the CEK Film to the automotive market. Other companies are also evaluating electrokinetic technology for use in various products. While we expect that our licensees would be primarily responsible for manufacturing and marketing electrokinetic products and components, we are also engaging in market development activities to support partners to build the smart glass industry. We cannot control whether or not our licensees will develop electrokinetic products. There is no guarantee when or if our licensees will successfully produce any commercial product using electrokinetic technology in sufficient quantities to make the Company profitable.

Electrokinetic products face intense competition, which could affect our ability to increase our revenues.

The market for electrokinetic products is intensely competitive and we expect competition to increase in the future. We compete based on the functionality and the quality of our product. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. If our competitors develop new technologies or new products, improve the functionality or quality of their current products, or reduce their prices, and if we are unable to respond to such competitive developments quickly either because our research and development efforts do not keep pace with our competitors or because of our lack of financial resources, we may be unable to compete effectively.

Declining production of automobiles and real estate could harm our business.

Our commercialization efforts could be negatively impacted if the global production of automobiles and real estate construction declines significantly. If such commercialization is reduced, our revenues, results of operations and financial condition could be negatively impacted.

We are dependent on key personnel.

Our continued success will depend, to a significant extent, on the services of our directors, executive management team, key personnel and certain key scientists. If one or more of these individuals were to leave the Company, there is no guarantee that we could replace them with qualified individuals in a timely or economically satisfactory manner or at all. The loss or unavailability of any or all of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which would have a material adverse effect on our business, results of operations and financial conditions.

Dependence on electrokinetic technology.

Because electrokinetic technology is the only technology we work with, our success depends upon the viability of electrokinetic technology which has yet to be fully proven. We have not fully ascertained the performance and long-term reliability of our technology, and therefore there is no guarantee that our technology will be successfully incorporated into all of the products which we are targeting for use of electrokinetic technology. We expect that different product applications for electrokinetic technology will have different performance and reliability specifications. We expect that our licensees will primarily be responsible for reliability testing, but that we may also continue to do reliability testing so that we can more effectively focus our research and development efforts toward constantly improving the performance characteristics and reliability of products using electrokinetic technology.

Our patents and other protective measures may not adequately protect our proprietary intellectual property, and we may be infringing on the rights of others.

Our intellectual property, particularly our proprietary rights in our electrokinetic technology, is critical to our success. We have licensed various patents, and filed other patent applications, for various applications and aspects of our electrokinetic technology. In addition, we generally enter into confidentiality and invention agreements with our employees and consultants. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons generally applicable to patents and their granting and enforcement. In addition, the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may be expensive. Our inability to protect our proprietary intellectual property rights or gain a competitive advantage from such rights could harm our ability to generate revenues and, as a result, our business and operations.

The extent to which the coronavirus (“COVID-19”) outbreak impacts our business, results of operations and financial condition will depend on future developments, which cannot be predicted.

The COVID-19 pandemic has caused us to modify our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities.

The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the coronavirus outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

Risks Related to our Common Stock and this Offering

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Exchange or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

There has been no consistent active trading market for our common stock, and public trading of our common stock may continue to be inactive and fluctuate substantially.

There has never been a consistent active trading market for our common stock. Prior to this offering, our common stock traded over-the-counter on the QB tier of OTC Markets Group, Inc. under the symbol “CRKN.” Currently, our common stock is listed on the Exchange under the symbol “CRKN.” There is no assurance that the trading market for our common stock will become more active or liquid. Furthermore, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them.

Moreover, the trading price of our common stock has fluctuated substantially over the past few years, and there remains a significant risk that our common stock price may continue to fluctuate substantially in the future in response to various factors, including any material variations in our periodic operating results, departures or additions of management or other key personnel, announcements of acquisitions, mergers, or new technology or patents, new product developments, significant litigation matters, gain or loss of significant customers, significant capital transactions, substantial sales of our common stock in our trading market, and general and specific market and economic conditions.

Even if the reverse stock split achieves the requisite increase in the market price of our common stock, there can be no assurance that we will be approved for listing on the Exchange or able to comply with other continued listing standards of the Exchange.

Even if the market price of our common stock increases sufficiently so that we comply with the minimum market price requirement of the Exchange, we cannot assure you that we will be able to comply with the other standards that we are required to meet in order to maintain a listing of our common stock on the Exchange. Our failure to meet these requirements may result in our common stock being delisted from the Exchange.

The reverse stock split could decrease the liquidity of our stock.

The reverse stock split could adversely affect the liquidity of our common stock given the reduced number of shares that will be outstanding after the reverse stock split. In addition, the reverse stock split could increase the number of stockholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty effecting such sales.

Even after the reverse stock split, the trading price of our common stock may not be high enough to attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Even after the reverse stock split, there can be no assurance that the reverse stock split would result in a share price that will attract new investors, including institutional investors, or that the share price will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve, our share price may decline and you may lose all or part of your investment.

Our stock price may be volatile, which could result in substantial losses to investors and litigation.

In addition to changes to market prices based on our results of operations and the factors discussed elsewhere in this “Risk Factors” section, the market price of and trading volume for our common stock may change for a variety of other reasons, not necessarily related to our actual operating performance.  The capital markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  These broad market fluctuations may adversely affect the trading price of our common stock.  In addition, the average daily trading volume of the securities of small companies can be very low, which may contribute to future volatility.  Factors that could cause the market price of our common stock to fluctuate significantly include:

●	the results of operating and financial performance and prospects of other companies in our industry;

●	strategic actions by us or our competitors, such as acquisitions or restructurings;

●	announcements of innovations, increased service capabilities, new or terminated customers or new, amended or terminated contracts by our competitors;

●	the public’s reaction to our press releases, other public announcements, and filings with the Securities and Exchange Commission;

●	lack of securities analyst coverage or speculation in the press or investment community about us or market opportunities in the smart glass industry;

●	changes in government policies in the United States and, as our international business increases, in other foreign countries;

●	changes in earnings estimates or recommendations by securities or research analysts who track our common stock or failure of our actual results of operations to meet those expectations;

●	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	any lawsuit involving us, our services or our products;

●	arrival and departure of key personnel;

●	sales of common stock by us, our investors or members of our management team; and

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

Any of these factors, as well as broader market and industry factors, may result in large and sudden changes in the trading volume of our common stock and could seriously harm the market price of our common stock, regardless of our operating performance. This may prevent you from being able to sell your shares at or above the price you paid for your shares, if at all. In addition, following periods of volatility in the market price of a company’s shares, stockholders often institute securities class action litigation against that company.  Our involvement in any class action suit or other legal proceeding could divert our senior management’s attention and could adversely affect our business, financial condition, results of operations and prospects.

The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.

Sales of substantial amounts of shares of our common stock after the completion of the offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through common stock offerings. Our executive officers and directors beneficially own, collectively, a substantial percentage of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline.

In addition, as of September 30, 2020, there were outstanding warrants to purchase an aggregate of 2,520,051 shares of our common stock at a weighted-average exercise price of $2.23 per share, all of which were exercisable as of such date. As of September 30, 2020, we also had outstanding options to purchase 5,561,367 shares of our common stock, all of which have vested, with strike prices ranging from $0.15 per share to $3.00 per share. The exercise of options or warrants at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with acquisitions or in connection with other financing efforts. Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder.

We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders. Our executive officers and directors will significantly influence our activities, and their interests may differ from your interests as a stockholder.

Our executive officers and directors beneficially own, collectively, a substantial percentage of our outstanding common stock.

Accordingly, these stockholders have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or any other matter submitted for approval to our stockholders, including mergers, consolidations and the sale of our assets, director elections and other significant corporate actions.  They will also have significant influence in preventing or causing a change in control of our company.  In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us.  The interests of these stockholders may differ from your interests as a stockholder, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our certificate of incorporation and bylaws, and certain provisions of Delaware corporate law, contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

Delaware law, as well as our certificate of incorporation and bylaws, contain anti-takeover provisions that could delay or prevent a change in control of our company, even if the change in control would be beneficial to our stockholders. These provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

●	authorize our board of directors to create and issue, without stockholder approval, preferred stock, thereby increasing the number of outstanding shares, which can deter or prevent a takeover attempt;

●	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

●	establish a three-tiered classified board of directors requiring that not all members of our board be elected at one time;

●	establish a supermajority requirement to amend our amended and restated bylaws and specified provisions of our amended and restated certificate of incorporation;

●	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

●	establish limitations on the removal of directors;

●	empower our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

●	provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws;

●	provide that our directors will be elected by a plurality of the votes cast in the election of directors;

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by our stockholders at stockholder meetings; and

●	limit the ability of our stockholders to call special meetings of stockholders.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business.  We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our common stock could decline. In the event we obtain securities or industry analyst coverage, the market price of our common stock could decline if one or more equity analysts downgrade our common stock or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2020, our net tangible book value (deficit) was approximately $(7.3 million), or $(0.77) per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $4.50 per share of common stock being sold in this offering, and our net tangible book value per share as of September 30, 2020, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $3.70 per share with respect to the net tangible book value of the common stock (assuming no exercise of the underwriters’ option to purchase additional shares). See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares of common stock in this offering.

By obtaining an Exchange listing, we will incur material increased costs and become subject to additional regulations and requirements.

As a newly Exchange-listed public company, we will incur material additional legal, accounting and other expenses including recruiting and retaining qualified independent directors, payment of annual Exchange fees, and satisfying Exchange standards for companies listed with it. Because our common stock is listed on the Exchange, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Exchange listing requirements, our common stock may be delisted. If we fail to meet any of the Exchange’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from the Exchange may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We do not anticipate paying any dividends on our common stock for the foreseeable future.

We have not paid any dividends on our common stock to date, and we do not anticipate paying any such dividends in the foreseeable future. We anticipate that any earnings experienced by us will be retained to finance the implementation of our operational business plan and expected future growth.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

After deducting the underwriting discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $16,911,000 from this offering (or approximately $19,488,150 if the underwriters’ option to purchase additional shares is exercised in full), based on the public offering price of $4.50 per share. We intend to use these net proceeds for capital expenditures, working capital and the purchase of seven patents that we currently license from HP for an aggregate purchase price of $1,475,000) and other general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them.

Amount
Capital expenditures	$1,000,000
Purchase of patents	$1,475,000
Working capital	$14,436,000
Total use of proceeds	$16,911,000

In the event that the underwriters exercise the over-allotment option, we intend to use such additional net proceeds (up to $19,488,150) for working capital and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Our common stock began trading on the OTCQB under the symbol “CRKN” on June 9, 2020. Prior to that time, there was no public market for our common stock. On January 26, 2021, our common stock began trading on the Exchange under the symbol “CRKN”.

Holders

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock. As of January 11, 2021, there were 7,649,346 shares of common stock issued and outstanding and 107 shareholders of record. The number of record holders does not include persons who held shares of our common stock in “street name” accounts through brokers, banks and other financial institutions.

Warrants and Stock Options

As of January 11, 2021, we have options and warrants outstanding for the purchase of 13,897,778 shares of our common stock.

Dividend Policy

We have never paid or declared any dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

Securities authorized for issuance under equity compensation plans

As of September 30, 2020, there are 7,333,333 shares authorized under the Equity Incentive plan.

Options granted in the future under the Equity Incentive Plan are within the discretion of our board of directors. The following table summarizes the number of shares of our common stock authorized for issuance under our equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted- Average Exercise Price of Outstanding Options	I Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,561,367	N/A	7,333,333
Equity compensation plans not approved by security holders	0	N/A	0
Total	5,561,367	N/A	7,333,333

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020:

●	on an actual basis; and

●	on a pro forma basis to reflect (a) the sale of 4,150,000 shares of common stock by us in this offering at a price to the public of $4.50 per share, resulting in net proceeds to us of $16,911,000 after deducting (i) underwriting discounts and commissions of $1,494,000 and (ii) our estimated other offering expenses of $270,000, (b) the conversion by a convertible noteholder of an aggregate of $343,423.02 of debt pursuant to such notes into 360,111 shares common stock and 251 shares of Series A Preferred Stock simultaneously with the closing of this offering and (c) the conversion by a convertible noteholder of an aggregate of $1,496,751.82 of debt pursuant to such notes into 173,111 shares of common stock and 1,443.41 shares of Series B Preferred Stock simultaneously with the closing of this offering.

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the shares of common stock and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Offering (4,150,000 Shares of Common Stock)

	Actual(1)	Pro Forma Offering Amount
	(Unaudited)	(Unaudited)(2)
Cash and Cash Equivalents	$600,924	$17,511,924
Notes payable, net of debt discount of $501,370	$2,176,900	711,561
Stockholders (deficit) equity:
Preferred Stock, $0.0001 par value per share, 50,000,000 shares authorized(1)(2)	0	0
Common Stock, $0.0001 par value per share, 200,000,000 shares authorized(1)(2)	$2,864	$1,421
Additional Paid-in Capital	$26,082,835	$44,824,533
Treasury Stock	$0	$0
Accumulated deficit	$(32,676,871)	$(32,676,871)
Total Stockholders’ Equity (Deficit)	$(6,591,172)	$12,149,083
Total Capitalization	$(4,414,272)	$12,860,644

(1)	9,546,621 shares of common stock and 0 shares of preferred stock issued and outstanding as of September 30, 2020.

(2)	14,209,025 shares of common stock and 1,675 shares of preferred stock issued and outstanding (pro forma) as of September 30, 2020 after the completion of this offering.

The table above excludes the following shares:

●	7,333,333 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan;

●	5,561,367 shares of common stock issuable upon the exercise of options (of which 4,750,055 have vested) at a weighted average exercise price of $1.75 as of September 30, 2020;

●	2,520,051 shares of common stock issuable upon the exercise of warrants; and

●	410,453 shares of common stock issuable upon the conversion of outstanding convertible promissory notes (not including shares of preferred stock to be issued to certain convertible noteholders).

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of September 30, 2020 was approximately $(7.3 million), or approximately $(0.77) per share.

Pro forma as adjusted net tangible book value (deficit) dilution per share to new investors represents the difference between the amount per security paid by purchasers of the shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of 4,150,000 shares of common stock in this offering at a public offering price of $4.50 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2020 would have been approximately $11,432,907 or approximately $0.80 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.57 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $3.70 per share to purchasers of shares of common stock in this offering, as illustrated in the following table.

The following table illustrates the dilution on a per share basis:

Public offering price per share	$4.50
Net tangible book value (deficit) per share as of September 30, 2020	$(0.77)
Increase in net tangible book value per share after this offering	$1.57
Pro forma net tangible book value per share after this offering	$0.80
Dilution in net tangible book value per share to new investors	$3.70

The following table sets forth, assuming the sale of 4,150,000 shares of common stock in this offering, as of September 30, 2020, the total number of shares of common stock previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share of common stock, before deducting underwriting discounts and commissions and offering expenses, in each case payable by us. As the table shows, new investors purchasing shares of common stock in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share of common stock paid by our existing stockholders.

September 30, 2020	Number of Shares	Purchased Percentage	Total Consideration Amount	Total Consideration Percent	Average Price Per Share

Existing Stockholders	9,546,621	67.19%	$7,200,345	25.99%	$0.75
Conversion of Notes	512,405	3.61%	$1,829,255	6.60%	$3.57
New Investors	4,150,000	29.21%	$18,675,000	67.41%	$4.50
Total:	14,209,026	100.0%	$27,704,600	100.0%	$1.95

The table above excludes the following shares:

●	7,333,333 shares of common stock reserved for issuance under our 2016 Equity Incentive Plan;

●	5,561,367 shares of common stock issuable upon the exercise of options (of which 4,750,055 have vested) at a weighted average exercise price of $1.75 as of September 30, 2020;

●	2,520,051 shares of common stock issuable upon the exercise of warrants; and

●	410,453 shares of common stock issuable upon the conversion of outstanding convertible promissory notes (not including shares of preferred stock to be issued to certain convertible noteholders).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.

Management’s plans and basis of presentation:

The Company was incorporated in the State of Delaware on April 20, 2015. Effective January 14, 2016, the Company’s name was changed to 3D Nanocolor Corp. (“3D Nanocolor”) from 2D Nanocolor Corp. Subsequently, effective October 6, 2017, the Company’s name was changed to Crown Electrokinetics Corp. from 3D Nanocolor Corp.

The Company is commercializing technology for smart or dynamic glass. The Company’s electrokinetic glass technology is an advancement on microfluidic technology that was originally developed by Hewlett-Packard Company.

Crown’s Research & Development Operation currently occupies 1,700 square feet of space, located on the HP Inc. campus in Corvallis, Oregon in the Advanced Technology and Manufacturing Institute (ATAMI). ATAMI is an academic-industrial research center and business incubator designed to provide an advanced materials development environment to private sector partner tenants performing research and development. The facility includes access to shared state-of-the-art tooling capabilities. ATAMI has grown to 80,000 square feet since its inception in 2004 and now offers Crown all the space requirements it needs for the foreseeable future.

On November 15, 2017, the Company entered into a license agreement with Glass Manufacturer. The Glass Manufacturer agreement provides that the Company will provide samples to be used by Glass Manufacturer for the sole purpose of determining the feasibility of integrating the Company’s film technology in Glass Manufacturer’s auto and train glass products. The Company began performing development activities in April of 2018. On February 1, 2019, the Company and Glass Manufacturer entered into a new license agreement, terminating the prior agreement, which was further extended on November 14, 2019. Under such new license agreement, the Company will provide samples to be used by Glass Manufacturer to evaluate the appearance of and measure optical properties of the Company’s film technology. At Glass Manufacturer’s option, the Company will provide additional samples to be used by Glass Manufacturer to measure the durability of such sample for the purpose of determining the feasibility of integrating the Company’s film technology in Glass Manufacturer’s auto and train glass products. The performance related to the new agreement is a continuation of the work being performed as of April 2018. On November 14, 2019, the Company entered into a new agreement with Glass Manufacturer, which terminates the February 1, 2019 agreement as of June 16, 2019, (the “Effective Date”) of the new agreement. Under the terms of the new agreement, Glass Manufacturer will pay the Company $0.1 million within 60 days of the Effective Date. On December 10, 2019, the Company received the $0.1 million payment from Glass Manufacturer and the Company delivered three pieces of updated samples to Glass Manufacturer on September 28, 2020.

On August 23, 2017, the Company entered into a collaborative agreement with Film Manufacturer. The Film Manufacturer agreement provides that the Company and Film Manufacturer will jointly develop electrokinetic films and determine their suitability for commercial use in applied films and interlayers for automobile windows. The Company and Film Manufacturer will be exchanging IP for the development of the films. The Company began performing development activities in April of 2018.

Results of Operations for the three months ended September 30, 2020 and 2019 (income):

	Three Months Ended September 30,
	2020	2019
Revenue	$-	$-
Cost of revenue	-	153,500
Research and development	423,174	750,395
Selling, general and administrative	1,659,612	1,492,483
Other expense	3,683,696	404,802
Net Loss	$5,766,482	$2,801,180

Revenue

The Company did not recognize revenue for the three months ended September 30, 2020 and 2019. We are not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in our contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, we recognize revenue up to the amount of costs incurred.

Cost of Revenue

There was no cost of revenue recognized during the three months ended September 30, 2020. The cost of revenue for the three months ended September 30, 2019, was approximately $154,000 and consists of approximately $125,000 related to the costs incurred with respect to our contract with Film Manufacturer and approximately $29,000 with respect to our contract with Glass Manufacturer.

Research and Development

Research and development expenses were $0.4 million for the three months ended September 30, 2020 compared to $0.8 million for the three months ended September 30, 2019. The decrease of $0.4 million is primarily related to lower stock-based compensation expenses recognized for stock options granted to our employees and officers.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses were $1.7 million and $1.5 million for the three months ended September 30, 2020 and 2019, respectively. The $0.2 million increase in SG&A expenses is primarily due to $0.6 million of stock-based compensation expense related to stock options granted during the three months ended September 30, 2020 to an officer of the Company and to an advisor, $0.1 million of increased payroll and related expenses for new hires, offset by lower stock-based compensation expense related to our restricted stock of approximately $0.6 million.

Other Expense

Other expense was approximately $3.7 million and $0.4 million for the three months ended September 30, 2020 and 2019, respectively. The $3.3 million increase is primarily due to increased interest expense of $0.6 million related to our convertible notes, loss on exchange of our convertible notes for common stock and warrants of $1.5 million, change in fair value of our warrant liability of $0.9 million, loss on extinguishment of debt of $0.2 million, and $0.1 million of other expenses.

Results of Operations for the six months ended September 30, 2020 and 2019 (income):

	Six Months Ended September 30,
	2020	2019
Revenue	$-	$-
Cost of revenue	-	(307,000)
Research and development	(1,795,696)	(1,070,766)
Selling, general and administrative	(9,597,169)	(2,868,391)
Other expense	(4,835,647)	(780,273)
Net Loss	$(16,228,512)	$(5,026,430)

Revenue

The Company did not recognize revenue for the six months ended September 30, 2020 and 2019. We are not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in our contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, we recognize revenue up to the amount of costs incurred.

Cost of Revenue

There was no cost of revenue recognized during the six months ended September 30, 2020. The cost of revenue for the six months ended September 30, 2019, was $307,000 and consists of approximately $249,000 related to the costs incurred with respect to our contract with Eastman and approximately $58,000 with respect to our contract with Asahi.

Research and Development

Research and development expenses were $1.8 million for the six months ended September 30, 2020 compared to $1.1 million for the six months ended September 30, 2019. The increase of $0.7 million is primarily related to stock-based compensation expenses recognized for stock options granted to our employees and officers.

Selling, General and Administrative

SG&A expenses were $9.6 million and $2.9 million for the six months ended September 30, 2020 and 2019, respectively. The $7.0 million increase in SG&A expenses is primarily attributable to stock-based compensation of $3.6 million recognized with the issuance of 800,000 shares of restricted stock to our chief executive officer, $3.1 million of stock-based compensation related to stock options granted to our employees and officers and $0.1 million of increased payroll and related expenses for new hires.

Other Expense

Other expense was approximately $4.8 million and $0.8 million for the six months ended September 30, 2020 and 2019, respectively. The $4.0 million increase is primarily due to increased interest expense of $1.4 million related to our convertible notes, loss on exchange of our convertible notes for common stock and warrants of $1.5 million, change in fair value of our warrant liability of $0.7 million, loss on extinguishment of debt of $0.2 million, and $0.1 million of other expenses.

Liquidity

Going Concern

We have incurred substantial operating losses since our inception, and we expect to continue to incur significant operating losses for the foreseeable future, and may never become profitable. We had an accumulated deficit of approximately $32.7 million at September 30, 2020, a net loss of approximately $16.2 million, and approximately $2.8 million of net cash used in operating activities for the six months ended September 30, 2020. We anticipate incurring additional losses until such time, if ever, that we can obtain marketing approval to sell, and then generate significant sales, of our technology that is currently in development.

We may seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, we believe that there is substantial doubt in our ability to continue as a going concern for twelve months from the date of issuance of the financial statements.

Cash Flows

	Six Months Ended September 30,
	2020	2019
Cash and cash equivalents at the beginning of the period	$48,307	$99,447
Net cash used in operating activities	(2,794,232)	(732,051)
Net cash used in investing activities	(29,051)	(26,603)
Net cash provided by financing activities	3,375,900	659,207
Cash and cash equivalents at the end of the period	$600,924	$-

Operating Activities

For the six months ended September 30, 2020, net cash used in operating activities was $2.8 million, which primarily consisted of our net loss of $16.2 million, adjusted for non-cash expenses of $13.9 million including, $9.3 million of stock-based compensation expenses, $2.0 million of amortization related to the debt discount recognized for our convertible notes payable, $1.5 million recognized for the loss on exchange of our convertible notes for common stock and warrants, $0.7 million for the change in fair value of our warrant liability, $0.2 million for the loss on extinguishment of debt, and $0.1 million of other non-cash expenses. The net change in operating assets and liabilities was $0.4 million and was primarily due to decreases in accounts payable and accrued expenses totaling $0.6 million, offset by a $0.3 million increase in accrued interest related to our convertible notes and a $0.1 million increase to prepaid expenses and other current assets.

For the six months ended September 30, 2019, net cash used in operating activities was $0.7 million, which primarily consisted of our net loss of $5.0 million, adjusted for non-cash expenses of $3.5 million including, $2.9 million of stock-based compensation expenses, $0.7 million of amortization related to the debt discount recognized for our convertible notes payable, off-set by $0.1 million for the change in fair value of our warrant liability. The net change in operating assets and liabilities was $0.8 million and was primarily due to the increases in in accounts payable and accrued expenses totaling $0.6 million and increased accrued interest of $0.2 million related to our convertible notes.

Investing Activities

For the six months ended September 30, 2020, net cash used in investing activities was approximately $29,000, related to the purchase of computer equipment and computer software.

For the six months ended September 30, 2019, net cash used in investing activities was approximately $27,000, related to the purchase of computer equipment and computer software.

Financing Activities

For the six months ended September 30, 2020, net cash provided by financing activities was $3.4 million. The net cash provided is primarily related to $2.1 million of proceeds received from the issuance of our senior secured convertible notes and the related stock warrants, $1.6 million related to the net proceeds received from the issuance of the Company’s common stock and warrants, and $0.2 million of proceeds received from our PPP loan, offset by $0.2 million for the repurchase of shares of our common stock and $0.2 million for the repayment of our senior secured promissory note.

For the six months ended September 30, 2019, net cash provided by financing activities was $0.7 million. The net cash provided is primarily related to $0.6 million of proceeds received from the issuance of our senior secured convertible notes and the related stock warrants.

Results of Operations for the years ended March 31, 2020 and 2019

	Years Ended March 31,
	2020	2019
Revenue	$100,000	$504,788
Cost of revenue	(620,000)	(614,000)
Research and development	(1,826,140)	(712,116)
Selling, general and administrative	(5,491,769)	(1,791,103)
Other expense	(1,765,962)	(1,683,322)
Net Loss	$(9,603,871)	$(4,295,753)

Revenue

Revenue for the year ended March 31, 2020 and 2019 was $0.1 million and $0.5 million, respectively. The revenue recognized during the year ended March 31, 2020 is related to our new agreement with Glass Manufacturer and represents the cash received for our continuing development activities. The revenue recognized for the year ended March 31, 2019 is primarily comprised of $0.3 million of revenue recognized with respect to our contract with Film Manufacturer and approximately $0.2 million of revenue recognized with respect to our contract with g Glass Manufacturer. We are not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in our contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, we recognize revenue up to the amount of costs incurred.

Cost of Revenue

The cost of revenue for the year ended March 31, 2020 and 2019, was approximately $0.6 million for each period, respectively. The cost of revenue for the year ended March 31, 2020 consists of approximately $0.5 million related to the costs incurred with respect to our contract with Film Manufacturer and approximately $0.1 million with respect to our contract with Glass Manufacturer. The cost of revenue for the year ended March 31, 2019 consists of approximately $0.4 million related to the costs incurred with respect to our contract with Film Manufacturer and approximately $0.2 million with respect to our contract with Glass Manufacturer.

Research and Development (including licenses acquired)

Research and development expenses were $1.8 million for the year ended March 31, 2020 compared to $0.7 million for the year ended March 31, 2019. The increase of $1.1 million is primarily related to stock-based compensation expenses recognized for restricted stock awards issued to our employees and officers.

Selling, General and Administrative

SG&A expenses were $5.5 million and $1.8 million for the years ended March 31, 2020 and 2019, respectively. The $3.7 million increase in SG&A expenses was primarily attributable to increases in stock-based compensation expenses of $2.8 million recognized for restricted stock awards issued to our employees and officers and for consulting services, and increases in professional fees of $0.5 million primarily related to expenses incurred for our public offering.

Other Income (Expense)

Other expense was $1.8 million for the year ended March 31, 2020 compared with other expense of $1.7 million for the year ended March 31, 2019. The $0.1 million increase in other expense is primarily attributable to $0.4 million of increased interest expense related to our convertible notes, $0.3 million recognized as a loss on extinguishment of debt related to the issuance of our common stock in connection with our note amendments, offset by $0.6 million for the change in fair value of warrant liabilities related to our convertible notes.

Liquidity

Going Concern

We have incurred substantial operating losses since our inception, and we expect to continue to incur significant operating losses for the foreseeable future, and may never become profitable. We had an accumulated deficit of approximately $16.4 million and $6.8 million at March 31, 2020 and 2019, respectively, a net loss of approximately $9.6 million and $4.3 million, and approximately $1.0 million and $1.6 million of net cash used in operating activities for the years ended March 31, 2020 and 2019, respectively.

We anticipate incurring additional losses until such time, if ever, that we can obtain marketing approval to sell, and then generate significant sales, of our technology that is currently in development. Substantial additional financing will be needed by the Company to fund our operations and to develop and commercialize our technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders.

Cash Flows

	Years Ended March 31,
	2020	2019
Cash and cash equivalents at the beginning of the period	$99,447	$168,222
Net cash used in operating activities	(1,044,278)	(1,615,485)
Net cash used in investing activities	(26,603)	(109,290)
Net cash provided by financing activities	1,019,741	1,656,000
Cash and cash equivalents at the end of the period	$48,307	$99,447

Operating Activities

For the year ended March 31, 2020, net cash used in operating activities was $1.0 million, which primarily consisted of our net loss of $9.6 million, adjusted for non-cash expenses of $6.8 million including, $5.1 million of stock-based compensation expenses, $1.2 million of amortization related to the debt discount recognized for our convertible notes payable, $0.3 million of loss on extinguishment of debt related to the issuance of our common stock in connection with our note amendments and $0.2 million of expenses related to our public offering. The net change in operating assets and liabilities was $1.7 million and was primarily due to increases in accounts payable and accrued expenses totaling $1.3 million and increased accrued interest of $0.3 million related to our convertible notes.

For the year ended March 31, 2019, net cash used in operating activities was $1.6 million, which primarily consisted of our net loss of $4.3 million, adjusted for non-cash expenses of $2.7 million including, $1.0 million of stock-based compensation expenses, $1.0 million of amortization related to the debt discount recognized for our convertible notes payable and $0.6 million for the change in fair value of our warrant liability. The net change in operating assets and liabilities was nominal.

Investing Activities

For the year ended March 31, 2020, net cash used in investing activities was approximately $27,000, related to the purchase of computer equipment and computer software.

For the year ended March 31, 2019, net cash used in investing activities was $0.1 million, related to the purchase of computer equipment and computer software.

Financing Activities

For the year ended March 31, 2020, net cash provided by financing activities was $1.0 million. The net cash provided is primarily related to $1.0 million of proceeds received from the issuance of our senior secured convertible notes and the related stock warrants.

For the year ended March 31, 2019, net cash provided by financing activities was $1.7 million. The net cash provided is primarily related to $1.8 million of proceeds received from the issuance of our senior secured convertible notes and the related stock warrants, offset by a payment of $0.1 million related to our senior secured promissory note.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the SEC rules and regulations.

Revenue Recognition

We adopted the new revenue standard, ASC 606, on March 31, 2019 using the full retrospective approach. The adoption did not have an effect on 2020 or 2019 revenue recognition or a cumulative effect on opening equity, as the timing and measurement of revenue recognition is materially the same as under ASC 605. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

For contracts where the period between when we transfer a promised good or service to the customer and when the customer pays is one year or less, we have elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing component.

Our performance obligation is to provide a development service that enhances an asset that the customer controls. We receive upfront payments in advance of providing services and payment upon reaching milestones.

We are not be able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred.

Stock-based compensation

We measure and recognize compensation expense for all options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option-pricing model to estimate the fair value of option awards. The fair value is recognized as expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur. We recognize expense for awards where vesting is subject to a market or performance condition based on the derived service period. Expense for awards with performance conditions would be estimated and adjusted on a quarterly basis based upon our assessment of the probability that the performance condition will be met.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated fair value of shares of our common stock and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying shares, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

●	Fair Value of Common Stock. As our common stock has not historically been publicly traded, we estimated the fair value of common stock. See “Fair Value of Common Stock” and “Common Stock Valuation Methodology” sections.

●	Expected Term. The expected term represents the period that our options are expected to be outstanding. We calculated the expected term using the simplified method for options based on the average of each option’s vesting term and the contractual period during which the option can be exercised, which is typically 10 years following the date of grant.

●	Expected Volatility. The expected volatility was based on the historical share volatility of several of our comparable publicly traded companies over a period of time equal to the expected term of the options, as we do not have any trading history to use the volatility of our own common stock.

●	Risk-Free Interest Rate. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities appropriate for the term of the award.

●	Expected Dividend Yield. We have not paid dividends on our common stock nor do we expect to pay dividends in the foreseeable future.

Fair Value of Common Stock

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our options were estimated on each grant date by our board of directors. In order to determine the fair value, our board of directors considered, among other things, contemporaneous valuations of our common stock and preferred stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of our capital stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

●	contemporaneous third-party valuations of our common stock;

●	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

●	our business, financial condition and results of operations, including related industry trends affecting our operations;

●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

●	the lack of marketability of our common stock;

●	the market performance of comparable publicly traded companies; and

●	U.S. and global economic and capital market conditions and outlook.

Critical accounting policies and significant judgments and estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See Note 3 to our condensed financial statements for a description of our other significant accounting policies.

Recent accounting pronouncements

See Note 3 to our condensed financial statements for a description of recent accounting pronouncements applicable to our financial statements.

JOBS Act Transition Period

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay our adoption of such new or revised accounting standards. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

BUSINESS

Overview

Crown develops and sells optical switching film that can be embedded between sheets of glass or applied to the surface of glass, or other rigid substrates such as acrylic, to electronically control opacity (“DynamicTint™”). Developed under an exclusive license from HP, our technology allows a transition between clear and dark in seconds and can be applied to a wide array of windows, including commercial buildings, automotive sunroofs, and residential skylights and windows. At the core of Crown’s proprietary and patent-protected technology is a thin film that is powered by electrically charged pigment which not only replaces common window tints but is also a more sustainable alternative to traditional window treatments. Crown partners with leading glass and film manufacturers for mass production and distribution of DynamicTint.

Electrokinetic Film Technology

Crown’s electrokinetic (EK) technology was derived from proprietary ink and microfluidic technology developed at HP. Electrokinetic refers to the movement of particles within a fluid under the influence of an electric field. Our EK film technology utilizes nanometer-sized pigment particles that are electrically charged and suspended in a liquid that is sandwiched between two clear substrates that are coated with a transparent conductor oxide (TCO) film. In a non-energized state, the suspended pigment particles are distributed uniformly between the plastic films, and will absorb, transmit, or reflect light depending on the properties of the suspended pigment (dark state). When the proper electrical signal is applied to the conductive TCO layers, an electrical field is created and the charged pigment particles collect in micro-embossed holes in a layer of polymer resin covering the transparent conductor surface as shown in Figure 1. As the charged pigment particles are collected, the fluid becomes highly transparent (light state). By applying a different electrical signal, the pigment can be dispersed back into the fluid to achieve the desired color density or opaqueness.

Our plastic films are manufactured using industry standard roll-to-roll (R2R) processing equipment. The Company believes its R2R processing will have an inherently lower manufacturing cost compared to sheet-based processing methods used for other smart window technologies like electrochromic glass. There are three basic steps to making our film using R2R equipment.

1)	Deposition: R2R TCO deposition on clear polyethylene terephthalate (PET) plastic film using vacuum sputtering of indium-tin oxide (ITO). The ITO on PET film can be provided by a number of suppliers. Millions of square feet of ITO on PET are currently provided for nearly all capacitance-based display touch screens.

2)	Embossing: R2R embossing of UV-curable resin in a proprietary 3-D pattern for ink pigment control and containment on one of the two plastic films. This process is proprietary to Crown and protected by both Crown’s patents and trade secrets. An example of the embossed pattern is shown in Figure 2. The R2R embossing process can be completed by various plastic film companies. Crown has the capability to accomplish the deposition and embossing steps within its current facility. However, as production increases, one of Crown’s future manufacturing partners will handle all production aspects of DynamicTint film.

Figure 2. Microscopic Optical Image of Embossed Film

3)	Lamination: The final R2R process laminates the two layers of PET together with the pigment-containing fluid (which is proprietary to Crown and protected by patents and trade secrets) contained by the wall structure shown by the white areas in Figure 2. The wall area has adhesion to the upper layer of PET with ITO film thereby sealing the fluid between the two plastic layers. The fluid contains nanometer-sized pigment particles that are charged electrically and suspended in the fluid to keep the particles evenly distributed within the film and to minimize gravitational effects due to their small size and thermal motion of the pigment. Crown’s use of its pigment is proprietary and protected by its patents and trade secrets.

We believe that DynamicTintTM has the following six distinct advantages over existing optical electronic film technologies:

●	Neutral Color – Pigment is designed to be color neutral and will not affect the hue of what is viewed through the window in the dark or tinted state

●	Speed – Transition time is typically under 1-2 seconds

●	Affordability – Roll-to-Roll film manufacturing, inexpensive materials, and lower energy costs to operate DynamicTint

●	Low Energy Requirements – Film is low voltage and can be powered by solar strip, battery, or existing electrical infrastructure

●	Retro Fit – Film can be applied to a sheet of acrylic or heat-treated glass and attached to existing window frames, eliminating the need to replace single pane windows with dual pane windows.

●	Sustainable – Reduces waste, energy consumption and uses renewable energy.

Integration with Glass

Our electronic film can be cut using standard laser cutting and then laminated between panes of glass for new window construction. DynamicTint will be laminated between glass sheets for automotive applications or on a single glass sheet within an Insulated Glass Unit (IGU) (Figure 3). An IGU typically consist of two or more panes of glass that are sealed along the edges with an inert glass like Argon between the panes of glass to minimize heat transfer from one pane of glass to the other. Lower heat transfer improves insulating the outside temperature from interior temperature. Power is provided to our device by two wires connected to a single small area on each ITO surface. The wires will be routed through the IGU edge seal and can be connected to a control/power unit attached to the IGU for individual window control. The electronics driving the film can be hardwired into the buildings HVAC control system or controlled wirelessly depending on the customer’s needs. Because the overall power requirements are extremely low, localized batteries in the control unit and/or in combination with a small area solar cell can be used to power DynamicTint.

Figure 3. Double-paned IGU with EK Film

Retrofit with an Insert

DynamicTint can be laminated to other surfaces like acrylic or heat-treated glass and the laminated sheet can be assembled in DynamicTint Inserts that can be placed over the surface of existing windows (Figure 4).

Figure 4. Window Insert with EK Film

We believe Crown’s DynamicTint Inserts can be easily installed into residential skylights, residential windows as well as windows within garage doors. Additionally, our DynamicTint Inserts can be used in commercial buildings to convert existing single pane windows into dual pane windows. Crown believes that there is a significant opportunity to provide DynamicTint Inserts to commercial building owners who are looking to eliminate window blinds, gain energy efficiency, and reduce carbon emissions.

Sustainability

Crown is aware that working towards building a sustainable future is a common goal shared by many. Companies such as Walmart, Amazon and Apple are now publishing their sustainability pledges, and we are seeing a trend of pledging to make their workplaces more environmentally friendly.

Crown’s patented technology provides a solution that helps address many sustainability issues such as:

●	Reducing waste – as opposed to replacing single pane window units with newly manufactured dual pane windows, Crown allows building owners to install our retrofit DynamicTint Insert into existing single pane window frames thereby creating a dual pane window;

●	Reducing energy – Crown’s DynamicTint Insert when installed in a single pane window frame, can reduce energy consumption used by HVAC’s by reducing the need for constantly cooling and heating a room; and

●	Using renewable energy – Crown’s DynamicTint Insert can be powered by a solar cell that is integrated into the insert itself thereby eliminating the need to hardwire the insert to the home or building’s electrical system.

Crown’s DynamicTint can reduce the amount of heat entering a building by controlling the tint of external windows. According to FacilitiesNet (https://www.facilitiesnet.com/windowsexteriorwalls/article/Smart-Window-Benefit-Energy-Savings-Reduced-Glare–17280), the ability to control the amount of heat entering a building reduces the heat load of the building which in turn reduces your HVAC usage. Another benefit of DynamicTint is being able to optimize daylight usage, thereby reducing the usage of lights. A study done by Project Drawdown (https://www.drawdown.org/solutions/dynamic-glass) projected that if 30-50% of commercial building spaces install dynamic glass, the potential climate-weighted energy efficiency from cooling is estimated at 9% and lighting at 9%—depending on local climate, building location and window orientation. This can result in 0.3-0.5 gigatons of emissions reductions from decreased energy use.

At Crown, we are committed to building a product that can be self-sufficient and does not require an additional power source or hard wiring into the electrical system of a residential home or commercial building. While our DynamicTint helps keep light and heat out of the building, we intend to harness that light and use it to power our inserts. This ensures that as we reduce a building’s energy consumption, we are not adding to it and are working towards being carbon neutral.

Return on Investment

Crown calculates that for commercial building owners, an average DynamicTint commercial building insert measuring five square feet would cost on average approximately $600.00 per insert (not including installation). Using an average 500,000 square foot building with approximately 2,600 windows that each measure five square feet, Crown estimates, based on internal research, that its insert will reduce a building owner’s HVAC usage by up to 25% and would further eliminate the need to equip office windows with blinds. Based on the above factors, Crown estimates energy savings of approximately $1.0 million over a ten-year period and a simple payback period of approximately six years.

Crown further calculates that for commercial building owners, purchasing DynamicTint as a film applied to a newly manufactured dual pane window (not including the cost of the dual pane window) measuring five square feet would cost on average approximately $375.00 per window (not including installation). Using an average 500,000 square foot building with approximately 2,600 windows that each measure five square feet, Crown estimates, based on internal research, that its insert will reduce a building owner’s HVAC usage by up to 32%, or approximately $2.2 million in savings over a ten-year period and a simple payback period of approximately three years based on the same assumptions outlined above.

Intellectual Property

On January 31, 2016, we entered into an IP agreement with HP to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in our products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and has a two year closing date. On April 12, 2016, the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019. As of January 8, 2021, the Company has paid $25,000 of the remaining $100,000 owed to HP for the research, with the balance to be paid upon the exercise of the Company’s option to purchase the patents owned by HP by January 31, 2021. The agreement grants the Company an option to purchase the related assignable patents at a purchase price of $1.4 million. In the event the Company exercises its option to purchase such patents, the Company will pay to HP a running royalty in the amount of 3% of the gross revenues received by the Company and its affiliates for the sale, rental, license or other disposition of the licensed products.

Since 2016, Crown has actively worked to develop and license its EK technology, which it protects using patents, trade secrets and know-how. Crown currently licenses from HP seven patents that have been issued in the United States, which the Company has the option to purchase prior to January 31, 2021 for a price of $1.4 million, subject to payment of the 3% royalty discussed above. Crown intends to exercise its option to purchase such patents from HP on or prior to January 31, 2021. In addition, the Company has current patent applications in the United States and other countries that if granted, would add three additional patents to its portfolio. The Company’s United States patents expire at various dates from March 26, 2029 through September 26, 2032.

The Company believes that its EK technology is adequately protected by its patent position and by its proprietary technological know-how. However, the validity of the Company’s patents has never been contested in any litigation. The Company also possesses know-how and relies on trade secrets and nondisclosure agreements to protect its technology. The Company requires any employee, consultant, or licensee having access to its confidential information to execute an agreement whereby such person agrees to keep such information confidential.

 Company-Owned Patents

Application No.	Country	Filing Date	Publication No.	Status	Title
16/259,078	USA	January 28, 2019	20190256625	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
201980018649.7	China	January 28, 2019	CN111918894A	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
19704995	Europe	January 28, 2019	3752867	Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
2020-566194	Japan	January 28, 2019		Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
10-2020-7024977	Korea	January 28, 2019		Pending	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
PCT/US2019/015464	WO	January 28, 2019	WO 2019/160675	Expired	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
62/631,623	USA	February 16, 2018		Expired	REFRACTIVE INDEX MATCHED RESIN FOR ELECTROPHORETIC DISPLAYS AND OTHER APPLICATIONS
16/741,622	USA	January 13, 2020	2020-0225552	Pending	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
PCT/US2020/013396	WO	January 13, 2020	WO2020/150166	Pending	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
62/793,250	USA	January 16, 2019		Expired	APPLICATIONS OF AN ELECTROKINETIC DEVICE FOR AN IMAGING SYSTEM
15/552,924*	USA	August 23, 2017	10,852,615	Issued	TWO PARTICLE ELECTROPHORETIC LAMINATE FOR USE WITH SMART WINDOWS WITH REDUCED DIFFRACTION

*	Co-owned with University of Cincinnati

In-Licensed Patents

Patent No.	Country	Patent Date	Status	Title
8,183,757	USA	May 22, 2012	Issued	DISPLAY ELEMENT
8,184,357	USA	May 22, 2012	Issued	DISPLAY ELEMENT
8,331,014	USA	December 11, 2012	Issued	PIGMENT-BASED INKS
8,384,659	USA	February 26, 2013	Issued	DISPLAY ELEMENT INCLUDING ELECTRODES AND A FLUID WITH COLORANT PARTICLES
8,432,598	USA	April 30, 2013	Issued	TRANSPARENT CONDUCTOR STRUCTURE
8,896,906	USA	November 25, 2014	Issued	INKS INCLUDING BLOCK COPOLYMER GRAFTED PIGMENTS VIA AZIDE CHEMISTRY
8,018,642	USA	September 13, 2011	Issued	ELECTRO-OPTICAL DISPLAY

Business Model

We intend to develop and sell our patented EK Technology under the name DynamicTintTM. We intend to generate revenue by selling, and in some cases licensing, DynamicTintTM film and other technical know-how to our customers and licensees that integrate the technology into their products. We are in discussions with multiple glass manufacturers, window manufacturers, film manufacturers, and building owners to both produce, distribute and buy DynamicTintTM film.

Applications we are exploring with potential customers of Crown’s DynamicTint include:

●	Automotive: sunroofs and sun visors;

●	Aerospace, rail and marine: windows, partitions, sun visors, and skylights;

●	Residential homes: residential windows, garage door windows, windows contained in and surrounding residential front doors as well as residential skylights; and

●	Commercial and multi-family buildings: external windows, internal glass walls and doors for both new construction and retrofit.

Crown’s first product will be the DynamicTint Insert for residential skylights. Crown has developed a working prototype of an insert for the residential skylight, which allows a homeowner to control the amount of light entering the room. Crown’s patented DynamicTint Insert does not require the homeowner to replace their skylight as it conveniently snaps into the existing frame without the need for fasteners or any tools and can be easily installed in a matter of minutes. Usually positioned high in a home’s ceiling and out of reach, the vast majority of existing skylights cannot prevent unwanted glare, light, or heat. Crown’s skylight insert, however, will allow a homeowner (through a Blue Tooth connection or RF controller) to easily and quickly adjust the level of desired tint, thereby controlling the amount of light (and subsequently heat) entering the room. The DynamicTint Skylight Insert can be powered by either a solar cell or battery backup thereby eliminating the need to hardwire the insert to the home’s electrical system.

Utilizing the same insert strategy as described above for existing residential skylights, Crown is in active discussions with Hudson Pacific Properties (NYSE: HPP) (who is also a strategic investor in Crown) about deploying our DynamicTintTM film as a retrofit insert product on their existing external glass for a majority of the 108 buildings within their portfolio. Crown’s Commercial Building Insert would allow the building owner to quickly convert its single pane window units to a dual pane window unit. Crown’s insert would act as the “second pane” and would allow the building owner to enjoy all the benefits of a dual pane window without having to replace their existing single pane windows. Crown’s insert can be integrated into the building HVAC control system, thereby optimizing the use of our DynamicTint Insert and reducing the use of the HVAC to heat or cool the rooms utilizing our technology. As Crown’s DynamicTint technology requires very little energy to effect that transition from clear to dark state, a solar cell coupled with a battery backup eliminates the need to hardwire the inserts to the building electrical system. Crown believes that the potential retrofit market for its DynamicTint Building Inserts is significantly large.

Crown’s commercialization strategies are deeply rooted in leveraging existing infrastructure. As such, Crown intends to partner with industry leading manufacturers of glass and windows as well as manufacturers of plastic film who have roll-to-roll capabilities to efficiently and inexpensively produce our film. While Crown will develop and own certain tooling that allows its film to be produced on a roll-to-roll film manufacturing line, Crown will leverage the existing infrastructure of partner manufacturers to enable Crown to avoid the extensive capital costs of building its own manufacturing facilities. In addition, Crown believes that it can also leverage its manufacturing partner’s existing sales and distribution channels.

As Crown moves from its research and development stage and into its first commercialization stage, it has engaged with numerous existing and experienced thin film manufacturers about collaborating in the mass production of DynamicTint. Those ongoing discussions in combination with the ongoing development work with two of Crown’s existing manufacturing partners, is expected to allow Crown to move from a “development only” stage into commercialization stage in 2021.

Partners and Customers

Crown is in active discussions with multiple glass and film manufacturers for assessment of its DynamicTint technology and its application to glass markets around the world. Those ongoing discussions have led to two agreements in which Crown is being paid development revenue to provide samples and prototypes for specific markets.

On November 15, 2017, the Company entered into a license agreement with the Glass Manufacturer. This agreement provides that the Company will provide samples to be used by the Glass Manufacturer for the sole purpose of determining the feasibility of integrating the DynamicTint technology in the Glass Manufacturer’s auto and train glass products, as well as potentially commercial and residential glass and windows. The Company began performing development activities in April of 2018. On February 1, 2019, the Company and the Glass Manufacturer entered into a new license agreement, terminating the prior agreement, which was further extended on November 14, 2019. Under such new license agreement, the Company will provide samples to be used by the Glass Manufacturer to evaluate the appearance of and measure optical properties of the Company’s film technology. At the Glass Manufacturer’s option, the Company will provide additional samples to be used by the Glass Manufacturer to measure the durability of such sample for the purpose of determining the feasibility of integrating the Company’s film technology in the Glass Manufacturer’s auto and train glass products. The performance related to the new agreement is a continuation of the work being performed as of April 2018. Crown has made significant improvements to its contrast ratio, haze, uniformity, switching speed, lamination capabilities, and optical defects among other technical and visual improvements. These improvements have allowed Crown to move from the development stage to the production/commercialization stage.

On August 23, 2017, the Company entered into a collaborative agreement with the Film Manufacturer. The Film Manufacturer agreement provides that the Company and Film Manufacturer will jointly develop electrokinetic films and determine their suitability for commercial use in applied films and interlayers for application to aftermarkets automobile sunroofs and windows. The Company began performing development activities in April of 2018 and is expected to continue the relationship and expand into commercialization of DynamicTint in 2021.

Smart Glass Industry Trends

We believe there are favorable converging global trends in the major near-term markets for “smart glass” products. Key factors driving the growth of the smart glass market are the growing demand for smart glass in automobile applications, government support through mandates and legislation for energy-efficient construction, and energy savings through smart glass applications.

In both public and private sectors across the world, there are substantial efforts targeted toward the promotion and use of energy efficient smart glass materials, including those used in automobiles, windows and other architectural glazings.

In September 2020, Markets and Markets issued Smart Glass Market with COVID-19 Impact by Technology (Suspended Particle Display, Electrochromic, Liquid Crystal), Application (Architecture, Transportation, Consumer Electronics), and Geography – Global Forecast to 2025. The smart glass market size is expected to grow from USD 3.8 billion in 2020 to USD 6.8 billion by 2025, at a CAGR of 12.1% during the forecast period. The growth of the smart glass industry is driven by factors, such as the growing adoption of smart glass in automotive application and, declining prices for electrochromic material. Other major driving factors for smart glass  adoption  include supportive government mandates and legislation on energy efficiency. Governing bodies of various countries are increasingly encouraging the use of these energy-efficient products. Smart glass has inherent energy-saving and auto-dimming properties, which reduce its maintenance cost. As a result, the perceived benefits of these glass products are more than the incurred investments.

Crown believes that the smart glass industry is in the initial phase of growth and that DynamicTintTM may have commercial applicability in many products where variable light-control is desired.

Our Technology

DynamicTintTM combines many of the favorable properties of the other smart window technologies, which are described below. It has a fast switching time (1-2 sec.) like Suspended Particles in Polymer (SPD) and Polymer Dispersed Liquid Crystal (PDLC) technology, but does not need alternating current power, requires less power and can tint to black. Unlike electrochromic (EC) technology, modulation in light level is not area dependent, has much faster switching speeds, can tint to black and uses direct current pulses to change state quickly, allowing for much lower power consumption. DynamicTint is also expected to have good bi-stability, so that when a light level of the film is selected, the film will remain unchanged for extended time periods with little to no electrical power required. Because of the low power requirements, DynamicTint can be powered with batteries or small area solar cells, allowing retrofit to existing windows with ease and without the need to hard wire to existing electrical systems.

There are also major differences resulting from the fact that different color nanoparticles can be used in DynamicTintTM whereas competing technologies are either black, gray or blue tinted. Furthermore, with DynamicTint it is possible to use multiple colorants in the same film, which has been demonstrated in the recent past under a research project at the University of Cincinnati.

Other Smart Glass Technologies

Variable light transmission technologies can be classified into two basic types: “active” technologies that can be controlled electrically by the user either automatically or manually, and “passive” technologies that can only react to ambient environmental conditions such as changes in lighting or temperature. Most of the technologies are “active”. One type that is passive is thermochromic technology where a rise in temperature will darken the film applied to glass.

The Company believes that our DynamicTint has certain performance advantages over other “smart glass” technologies and that pricing and product performance are the two main factors critical to the adoption of smart glass products. Because the non-EK smart glass technologies listed below do not have published, consistent pricing or cost data that can be relied upon, the Company cannot accurately report its price position relative to these other technologies. In terms of product performance, the Company believes that DynamicTint offers numerous advantages over other smart glass technologies as discussed below.

Technology	Can Retrofit	Power Usage	Can Tint to Black	Solar or Battery Powered	Tint Transition Speed	Light Transmission
DynamicTintTM (Electrokinetic)	✓	<0.01 W/M2	✓	✓	approx. 2 sec	0.4% - 50% or 3%-70%
Electrochromic (EC)	✕	0.3 – 2 W/M2 (30X EK)	✕	✓	5-40 min	1% - 58%
Suspended Particle Device (SPD)[1]	✕	1.1 W/M2 at 100V/50hz (110X EK)	✕	✕	<3 sec	0.8% - 55%
Polymer Dispersed Liquid Crystal (PDLC)	✕	5 – 20 W/M2 (500X EK)	✕	✕	1 – 3 sec	~80% * Does not block light

Ref. 1: SPD Film - LCF-1103DHA90 Showa Denko Material Co.

Electrochromic Glass

Electrochromic (EC) glass technology has been used as a light absorbing technology for rear view mirrors in automobiles for decades, and more recently for large-scale windows. However, the EC technology developed for windows is based on a different set of materials that are directly deposited on the heat-treated glass panels. All the current EC companies are using tungsten oxide as the main component involved in the color transition from clear to blue. Because of the nature of the chemical transition of the tungsten oxide, the EC film does not absorb as much of the blue light and so remaining light will have a strong blue hue both in the room and looking through the window. The speed of the switching from dark to light or the reverse change is directly related to the size of the window area and the electrode design which brings electrical current to the EC material to start the chemical transition. EC technology is basically a battery-like material that requires “charging and discharging”. The time to charge/discharge the EC material in a large window can take up to 40 minutes to change form the dark state to the clear state at nominal temperatures. Also, during switching of the EC film, there can be non-uniform areas which can vary in level of tint from center to edge. The larger the area of the window, the more non-uniform during the change of state. Longer switching time can minimize the non-uniform areas. The EC materials are typically vacuum deposited directly on “defect-free” glass. The typical investment required for a large window electrochromic factory can run into the hundreds of millions of dollars, due to the large-scale vacuum equipment required, low particulate cleanroom required, and the relatively slow speed of deposition for all the various layers. Kinestral Technologies is using a chemical liquid deposition technique to replace some of the vacuum deposition steps to lower the capital investment needed for manufacturing.

Suspended Particle Glass (SPD)

SPD is a film that has suspended long and narrow particles in an encapsulated liquid polymer film with layers of ITO on either side to allow generation of an alternating current electrical field to twist the particles from a random state to a near vertical state perpendicular to the ITO plane. In the vertical state light passes through the film and in the random state the light is absorbed by the particles. The color of the film is blue since the particles used in the film don’t absorb blue light as well as other colors of sunlight. No other types of particles have been created for this type of device. The film responds quickly to the electrical field, however, requires constant high AC voltage to hold the clear state. The film is manufactured on plastic and uses roll-to-roll (R2R) equipment processing. Also, because the particles are aligned when in the clear state, the film has a limited viewing angle much like older liquid-crystal displays. When viewed at a side angle, the film will appear darker. The current market for SPD has been mainly automobile sunroofs where the viewing angle of the passengers is relatively fixed at nearly perpendicular angle to the SPD film.

Polymer-Dispersed Liquid Crystal (PDLC) Film

PDLC requires an AC electric field like the SPD film described above to achieve a clear state. However, the liquid-crystal based film can only scatter light in the power-off state, therefore, most of the incoming light is transmitted through the film (~80%). Typically, the PDLC film is used for interior windows or doors to create privacy. PDLC has similar manufacturing methods using R2R equipment and plastic film with ITO conductor to the SPD film. The film is available from many Far East manufacturing companies with some able to make ~150 cm width film. The quality of the film can vary based on the manufacturing company. The film was invented at Kent State University in the 1980’s and the patents have expired.

Competition

Several smart glass competitors have an operating history, including:

●	SAGE Electrochromics, Inc., a wholly owned subsidiary of Saint-Gobain, which develops and manufactures electrochromic glass;

●	View Glass and Kinestral Technologies manufacture electrochromic glass at their purpose-built manufacturing facilities and both are headquartered in California; and

●	Research Frontiers, Inc. licenses an electronically controlled tinted film, utilizing SPD technology, to various companies.

Crown Electrokinetics expects that other competitors will emerge in the future.

Research and Development

Crown has been using a 6” width R2R equipment capable of handling the deposition, embossing and lamination steps of the manufacturing process for its research and development for the past three years and Crown will have its proto-manufacturing roll-to-roll equipment at 12” width available in early 2021. Production prototypes for qualification and system testing will be sourced from the 12” equipment in 2021. Crown will utilize the 12” width film for the DynamicTint Skylight Insert. Larger scale manufacturing is planned at a minimum of 24” width film to address markets including larger format skylights inserts, appropriately sized residential and commercial building window inserts, and many automobile sunroofs beginning in mid-to-late 2021. Thereafter, one of Crown’s future manufacturing partners will follow with a roll-to-roll line to accomplish all necessary steps to manufacture DynamicTint of at least 60” width capability. This will allow Crown to address the vast majority of window sizes for all applications.

As a result of the Company’s research and development efforts, the Company believes that its EK technology, in some cases, is now, or with additional development will become, usable in a number of commercial products. Such products may include one or more of the following fields: “smart” windows, doors, skylights and partitions; self-dimmable automotive sunroofs, windows, sun visors, and mirrors.

The Company has devoted most of its financial resources to research and development activities with the goal of producing commercially viable EK products and has developed working samples of its EK technology.

Crown’s main goals in its research and development include:

●	developing wider ranges of light transmission and quicker switching speeds,

●	developing different colored version of Crown’s DynamicTint,

●	reducing the voltage required to operate EK samples,

●	obtaining data and developing improved materials regarding environmental stability and longevity, and

●	quantifying the degree of energy savings expected by users of the Company’s technology including the degree that EK technology can control heat and its contribution to energy savings directly and through daylight harvesting strategies in sustainable building designs.

Subsequent Events

On November 13, 2020, the Company entered into a Securities Purchase Agreement with certain institutional and accredited investors to sell to the investors senior convertible debentures, convertible into the Company’s common stock at a conversion price of $3.75 per share, subject to adjustment as set forth in the debenture. The debentures have a maturity of one year, accrue interest at the rate of 7% per year, and are subject to 12.5% original issue discount. Each investor also received a warrant to purchase a number of share of the Company’s common stock equal to 50% of the number of shares the debenture is convertible into. The warrants have a five-year term, and an exercise price of $4.50 per share, subject to adjustment as set forth therein.

The Crown Electrokinetics Corp. 2020 Employee Incentive Plan (the “2020 Plan”) was adopted by the Board of Directors and approved by our stockholders on December 24, 2020. The 2020 Plan permits the following types of awards: stock options, stock appreciation rights, restricted shares, performance units and other types of awards. The Company reserved 5,333,333 shares of common stock for issuance under the 2020 Plan. As of today’s date, the Company has not granted any stock awards under the 2020 Plan. The 2020 Plan will terminate on December 24, 2030.

On January 4, 2021, the Company cancelled 2,000,000 restricted stock awards previously granted to employees of the Company.

On January 5, 2021, the Company authorized the creation of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”). A holder of convertible promissory notes issued by the Company have agreed to convert an aggregate of $343,423.02 of debt pursuant to such notes into 360,111 shares common stock and 251 shares of Series A Preferred Stock simultaneously with the closing of this offering. The holder will also receive warrants to purchase 235,183 shares of common stock at an exercise price of $0.13 per share and 88,871 shares of common stock at an exercise price of $1.13 per share.

On January 11, 2021, the Company authorized the creation of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”). A holder of convertible promissory notes issued by the Company have agreed to convert an aggregate of $1,496,751.82 of debt pursuant to such notes into 173,111 shares of common stock and 1,443.41 shares of Series B Preferred Stock simultaneously with the closing of this offering. The holder will also receive warrants to purchase 940,730 shares of common stock at an exercise price of $0.13 per share and 355,485 shares of common stock at an exercise price of $1.13 per share.

Certain other holders of the Company’s convertible promissory notes have agreed to convert their convertible promissory notes in an aggregate principal amount of $749,660 into 208,237 shares of common stock at a conversion price of $3.60 per share simultaneously with the closing of this offering.

Employees

The Company has eleven full-time employees and five advisors. Seven of the employees are technical personnel, and the rest perform business development, legal, finance, marketing, investor relations, and administrative functions. Of these employees, three have obtained doctorates, one has a master’s degree in chemistry, and one has extensive industrial experience in electronics and electrical engineering. Two employees also have additional postgraduate degrees in business administration, and one has a doctorate in jurisprudence. Also, the Company’s suppliers and licensees have well qualified personnel on their teams with advanced degrees in a number of areas relevant to the commercial development of products using the Company’s technology. The success of the Company is dependent upon, among other things, the services of its senior management, the loss of which could have a material adverse effect upon the prospects of the Company. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

As Crown continues to grow, we will add additional engineering, marketing and executive level personnel.

Legal Proceedings

In August 2019, Spencer Clarke LLC (“Spencer Clarke”) filed a lawsuit against Crown in the Supreme Court of the State of New York, County of New York, Index No. 654592/2019. Spencer Clarke has asserted claims arising from a 2018 Placement Agent Agreement (the “Placement Agent Agreement”) under which Spencer Clarke agreed to assist Crown in raising money for a potential public offering. Spencer Clarke claims that Crown failed to make certain payments under that Placement Agent Agreement. On September 27, 2019, Crown filed a motion to dismiss the complaint. On October 7, 2019, Spencer Clarke amended the complaint. On November 8, 2019, Crown filed an Answer and asserted Counterclaims against Spencer Clarke alleging breach of contract, anticipatory repudiation, and tortious interference with prospective business relations. Crown disputes that it owes any money to Spencer Clarke and is vigorously defending the claims against it.

Available Information:

Crown Electrokinetics is located at 1110 NE Circle Blvd, Corvallis, OR 97330. Our telephone number is +1 (800) 674-3612 and our Internet website address is www.crownek.com.

MANAGEMENT

Management and Board of Directors

Our current members of the Board of Directors and executive officers are listed below.

Name	Age	Title
Executive Officers
Douglas Croxall	51	Chairman & Chief Executive Officer
Tim Koch	59	Chief Technology Officer
Phil Anderson	53	Chief Financial Officer
Non-Employee Directors
Dr. DJ Nag	50	Director
Edward Kovalik	46	Director
John Marchese	69	Director
Christopher Smith	82	Director

All directors serve for one year and until their successors are elected and qualified. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of our officers and directors.

Information concerning our executive officers and directors is set forth below.

Douglas Croxall. Mr. Croxall is the Chief Executive Officer and Chairman of the Board of Directors of Crown Electrokinetics Corp. Prior to co-founding Crown Electrokinetics, Mr. Croxall was the CEO and Chairman of the Board of Directors of Marathon Patent Group from November 2012 until December 2017. Mr. Croxall holds a BA degree from Purdue University and an MBA from Pepperdine University.

Timothy Koch. Mr. Koch is the Chief Technology Officer of Crown Electrokinetics. Prior to co-founding Crown, he was in charge of the R&D team at HP that invented electrokinetic (EK) technology. He has over 30 years of engineering and management experience in both technology development and product manufacturing. He holds a BS from Cornell University and a MS from Stanford University, both degrees in Material Science & Engineering. He has also completed an Executive Development Program from the Cornell University Johnson Graduate School of Management.

Phil Anderson. Mr. Anderson is the Chief Financial Officer of Crown Electrokinetics. Prior to his appointment as the Company’s CFO, from June 2019 to January 2020, Mr. Anderson served as a consultant for Kubient Inc. At Kubient, Mr. Anderson helped guide Kubient through its initial public offering process. From June 2017 to May 2019, Mr. Anderson served as the Chief Financial Officer of Edison Nation Inc. (NASDAQ: EDNT), where he was responsible for maintenance and preparation the company’s financial statements, as well as the company’s initial public offering process. Prior to Edison Nation Inc., Mr. Anderson was the Chief Financial Officer of Electronic Cigarettes International Group Ltd. (OTCBB: ECIG) from January 2015 through May 2017. In that role, Mr. Anderson coordinated the restructuring of the company’s debt and multiple issuances of senior secured loans. Mr. Anderson was also responsible for coordinating the company’s public company filing obligations. Earlier in his career, Mr. Anderson gained significant equity research experience.

Non-Employee Directors

Dr. DJ Nag has served as a member of our board of directors since July 2020. Dr. Nag is the Chief Investment Officer at Ventech Solutions, a healthcare technology company that manages quality data for the Center for Medicare and Medicaid Services (CMS). He has successfully led Ohio State University, Rutgers University and University of Nebraska’s technology transfer operations that included licensing, startup and investments. As an entrepreneur, he led a number of start-ups in the intellectual property strategy, artificial intelligence, and medical device space. As a consultant in patent monetization and intellectual property strategy, he has worked with many Fortune 500 companies, universities, and national governments. He was a Director of Ocean Tomo and a Vice President at ICAP Ocean Tomo, leading patent transaction markets. He was recognized as one of the top IP strategists by IAM300 in 2019. Dr. Nag was on the Board of the Association of University Technology Managers, Inc. (AUTM) from 2012 to 14, focused on educating the members around world on the importance of technology transfer and intellectual property. He is widely recognized as a global intellectual property strategist working with government and universities in Poland, Japan, India, Turkey, Brazil, South Korea, Ukraine and many other countries. Currently, he teaches intellectual property strategy and negotiations as a Professor of Practice at Rutgers University and a Visiting Professor at Shizuoka University. He volunteers as the first Executive-in-Residence at the Dublin City Schools, leading a startup academy for high school students and serves on the foundation board at the Dublin Methodist Hospital.

Edward Kovalik has served as a member of our board of directors since December 2020. Mr. Kovalik is the Chief Executive Officer of Unity National Financial Services, a minority owned boutique investment bank. He is also a co-Founder of Prairie Partners, a renewable energy investor in utility-scale solar and wind projects. Prior to Unity National, Mr. Kovalik was the co-Founder and, from April 2012 through October 2020, the Chief Executive Officer of KLR Group, a merchant bank focused on the Energy sector. Mr. Kovalik also served as the Chief Executive Officer of Seawolf and the President of KLR Energy Group, a special purpose acquisition company, both of which were portfolio companies of KRL. His expertise includes private and public offerings of debt and equity, M&A, and fund management. While at KLR, Mr. Kovalik led the creation of Rosehill Resources an independent Oil & Gas Company created through a merger of KLR’s SPAC with Tema Oil & Gas. Mr. Kovalik also led the creation of Seawolf Water, a premier provider of water solutions to the Oil & Gas industry, for which he also served as CEO. Prior to KLR, Mr. Kovalik served as the Head of Capital Markets at Rodman & Renshaw, the highest ranked PIPEs practice in the US from 2005-2011. He has served on multiple private and public boards of directors and is a member of NACD, the National Association of Corporate Directors.

John Marchese has been a member of our board of directors since December 2020. In June 2000, he founded Marchese Associates, a branding and integrated marketing consultancy located in Jacksonville Beach, Florida. He has served as the firm’s president and managing partner since its founding. With over 35 years of marketing and brand consulting experience, Mr. Marchese has worked with C-level executives of Fortune 500 companies to solve highly-complex business and portfolio marketing problems. Areas of B2B, B2C and D2C experience include enterprise technologies and software, consumer products, financial services, pharmaceuticals, automotive, retail, and digital services.

Prior to Marchese Associates, Mr. Marchese served concurrently as President of the Americas for Bates Worldwide (an advertising agency), and CEO of the America’s for 141 Worldwide (an integrated marketing company) within Cordiant Communications Group plc. Prior to Cordiant, he was President of Omnicom Group’s Alcone Marketing Group, an integrated marketing agency, and managing director of Wieden + Kennedy Advertising. Mr. Marchese holds a Bachelor of Arts degree from Fordham University, and has been an active participant in the Harvard Business School’s Executive Training Program.

Christopher Smith has been a member of our board of directors since December 2020. Over the past five years, Mr. Smith has practiced corporate and personal law for a number of private individuals, family offices and corporations, in addition to serving as the Managing Principal of his legal and financial advisory firm, Alexander Smith & Company, Inc. From 2018 through June 2020, Mr. Smith served as Director, Chairman of the Audit Committee and General Counsel of First Coast Security, a national provider of security services to data centers and corporate installations, and as Manager of Mistral America’s LLC, a privately held real estate investment firm. Since July 2019, Mr. Smith has been Lead Director, Chairman of the Governance Committee and member of the Audit Committee for Kubient, Inc. (NASDAQ: KBNT), an advertising technology company. He has also served as either Director, Executive Chairman, Chief Executive Officer, General Counsel or Chief Financial Officer of Oneida, Ltd., Sylvania International, Cadence International, Atkins Nutritionals, Puma (USA), Barnes Engineering, London Fog, Escada AG and the Bronx Zoo. When previously serving as a Board member, Mr. Smith has chaired both Audit and Governance committees. Mr. Smith is a graduate of Williams College and the Yale Law School. He is admitted to the bar in New York, Connecticut and the District of Columbia and continues to be active in the practice of law.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Board of Directors

Each of our directors will be elected at our annual meeting of stockholders and hold office until the next annual meeting of stockholders, or until a successor is elected and qualified. If any director resigns, dies or is otherwise unable to serve out the director’s term, or if the Board increases the number of directors, the Board may fill the vacancy by the vote of a majority of the directors then in office. A director elected to fill a vacancy shall serve for the unexpired term of such director’s predecessor.

Director Independence

Our common stock is listed on the Exchange under the trading symbol “CRKN”. The Exchange Listing Rules require that independent directors compose a majority of a listed company’s board of directors within one year of listing. In addition, the Exchange Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act of 1934. Under the Exchange Listing Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In addition, members of the compensation committee must satisfy additional independence requirements set forth in the Exchange Listing Rules. In order to be considered independent for purposes of the Exchange Listing Rules, a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, the board of directors, or any other board committee, accept, directly or indirectly any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors determined that Messrs. Nag, Kovalik, Marchese and Smith do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each is considered an “independent” director as that term is defined under the applicable SEC rules and the Exchange Listing Rules. In making those determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

We have an Audit Committee, Compensation Committee, and Governance and Nominating Committee. Our Audit Committee consists of three independent directors who are Mr. Marchese, Mr. Kovalik and Mr. Smith, with Mr. Kovalik considered as an “audit committee financial expert” within the meaning of Regulation S-K of the SEC. Our Compensation Committee consists of three independent directors who are Dr. Nag, Mr. Kovalik and Mr. Marchese. Our Governance and Nominating Committee consists of three independent directors who are Dr. Nag, Mr. Marchese and Mr. Smith.

Executive Compensation

Compensation Table

						Long-Term Compensation Awards
	Annual Compensation			Other			Restricted Stock
Name and Principal Position	Fiscal Year	Salary	Bonus	Compensation		Options	Awards
Douglas Croxall	2020	$-	$-	$310,000	(1)	$-	$2,050,000
Chief Executive Officer	2019	$-	$-	$250,000	(1)	$241,253	$-

James Douvikas	2020	$178,542	$-	$-		$-	$656,000
Former Chief Executive Officer (current Manager of Business Development)	2019	$209,951	$-	$-		$48,251	$-

Timothy Koch	2020	$180,000	$-	$-		$-	$656,000
Chief Technology Officer	2019	$202,539	$-	$-		$48,251	$-

(1)	The other compensation paid to Mr. Croxall relates to consulting fee payments.

Stock Option Grants

A total of 2,960,000 restricted stock units have been issued to employees, and 198,333 restricted stock units have been granted to advisors.

A total of 1,646,166 stock options have been granted to employees, 291,666 stock options have been granted to advisors.

Outstanding Equity Awards at Fiscal Year End

2020 Outstanding Equity Awards at Fiscal Year-end Table

The following table sets forth information regarding the outstanding equity awards held by our Named Executive Officers as of the end of our 2020 fiscal year:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Douglas Croxall	86,806	79,860	166,666	$0.15	February 28, 2028	-	-	-	-
	145,833	104,166	250,000	$1.20	January 17, 2029
Timothy Koch	127,083	116,916	244,000	$0.15	February 28, 2028	-	-	-	-
	29,166	20,833	50,000	$1.20	January 17, 2029

We have not engaged in any option re-pricings or other modifications to any of our outstanding equity awards to our Named Executive Officers during fiscal year 2020.

Board of Directors Compensation

Directors who are employees of our company or of any of our subsidiaries receive no additional compensation for serving on our Board of Directors or any of its committees. All directors who are not employees of our company or of any of our subsidiaries are compensated at the rate of $9,000 per quarter, plus $250 per Board meeting attended and are reimbursed for their expenses incurred in attending Board and committee meetings. The chairmen of our Board committees receive an additional $500 per quarter. On December 1, 2020, each of our non-employee directors were awarded options to purchase up to 100,000 shares of our common stock.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct which is applicable to the conduct of our directors, officers and employees, including our CEO, CFO and persons performing similar functions. A copy of our Code of Business Conduct and Ethics has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Registration Statement on Form S-1 filed June 28, 2019.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of January 22, 2021, the names, addresses and number of shares of our common stock beneficially owned by all persons known to us to be beneficial owners of more than 5% of the outstanding shares of our common stock, and the names and number of shares beneficially owned by all of our directors and all of our executive officers and directors as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned). As of January 11, 2021, we had a total of 7,649,346 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Crown Electrokinetics Corp., 1110 NE Circle Blvd., Corvallis, Oregon 97330.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding After This Offering(2)

Douglas Croxall(3)	4,958,631	31.2%

Timothy Koch(4)	1,610,348	11.7%

Phil Anderson(5)	744,643	5.6%

DJ Nag(6)	33,333	0.3%

Edward Kovalik(6)	33,333	0.3%

John Marchese(6)	33,333	0.3%

Christopher Smith(6)	33,333	0.3%

All directors and executive officers as a group (seven persons)	7,445,343	52.4%

(1)	A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options or warrants). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

(2)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

(3)	Includes (i) 526,666 shares of common stock held by Mr. Croxall’s wife, Natasha Allas, (ii) 1,064,628 restricted stock awards and (iii) options to purchase 3,367,337 shares of common stock.

(4)	Includes (i) 400,000 restricted stock awards and (ii) options to purchase 1,210,348 shares of common stock.

(5)	Reflects options to purchase 744,643 shares of common stock.

(6)	Reflects options to purchase 33,333 shares of common stock.

From time to time, the number of our shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our common stock outstanding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2017, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

See “Management—Executive Compensation” for a description of certain arrangements with our executive officers and directors.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of January 11, 2021, 7,649,346 shares of common stock were issued and outstanding and no shares of convertible preferred stock were issued and outstanding, each such share convertible into one share of common stock. In addition, at such date, 2,620,007 shares of common stock were reserved for issuance upon the exercise of outstanding common stock purchase warrants.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our certificate of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of incorporation, as amended, our Board of Directors can issue up to 50,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

On January 12, 2021, we filed Certificate of Designation, Preferences and Rights to create our Series A Preferred Stock and Series B Preferred Stock (collectively, “Preferred Stock”). The preferences, rights and terms of the Series A Preferred Stock and Series B Preferred Stock are identical except for the conversion price associated with each.

Voluntary Conversion. The Preferred Stock is convertible at any time at the option of the holder thereof, into that number of shares of common stock determined by dividing the Stated Value of such Preferred Stock (which is $1,000) by the conversion price. The initial conversion price is $0.4443 for the Series A Preferred Stock and $0.2383 for the Series B Preferred Stock. The initial conversion price shall be adjusted in the event that we (i) pay a stock dividend or otherwise make a distribution or distributions payable in shares of our common stock, (ii) subdivide outstanding shares of our common stock into a larger number of shares, (iii) combine (including by way of a reverse stock split) outstanding shares of our common stock into a small number of shares, or (iv) issue, in the event of a reclassification of shares of our common stock, any shares of our capital stock.

Mandatory Conversion. If (i) the closing price of our common stock exceeds 300% of the then-current conversion price for five consecutive trading days, (ii) the daily average trading volume during thirty consecutive trading days was in excess of $100,000 per trading day, (iii) our common stock is DWAC eligible and not subject to a “DTC chill” and (iv) the shares of our common stock are freely tradeable pursuant to Rule 144 of the Securities Act, we have the right to require the holders of Preferred Stock to convert all remaining shares of Preferred Stock into shares of common stock.

Voting, Dividend and Other Rights. Holders of Preferred Stock shall have no voting rights. Each outstanding share of Preferred Stock entitles the holder, from and after the second anniversary of the issuance date thereof, to quarterly dividends at an annual rate of 8% of the Stated Value per share of Preferred Stock (subject to adjustment), payable in either cash or shares of common stock at our discretion.

Rights Upon Liquidation. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive out of our assets an amount equal to the Stated Value for each share of Preferred Stock before any distribution or payment shall be made to the holders of our common stock. Thereafter, the holders of Preferred Stock shall be entitled to receive the same amount that a holder of our common stock is entitled to receive if the shares of Preferred Stock were fully converted into shares of our common stock, which amounts are to be paid pari passu with holders of our common stock.

Warrants

At September 30, 2020, the following warrants were outstanding:

Underlying Shares of Common Stock	Expiration Date	Initial Exercise Price (1)
333,663	March 31, 2022	$0.72
93,035	May 31, 2022	$0.72
54,131	July 11, 2022	$0.72
135,830	July 27, 2022	$0.72
163,960	August 13, 2022	$3.39
55,833	November 14, 2022	$3.39
5,325	December 24, 2022	$3.39
5,322	December 28, 2022	$3.39
47,765	January 11, 2023	$3.39
5,270	February 15, 2023	$3.39
5,263	February 21, 2023	$3.39
10,518	February 26, 2023	$3.39
333,333	March 2, 2023	$0.03
20,998	March 7, 2023	$3.39
5,243	March 12, 2023	$3.39
5,243	March 13, 2023	$3.39
5,242	March 14, 2023	$3.39
5,238	March 17, 2023	$3.39
5,228	March 27, 2023	$3.39
99,230	April 2, 2023	$3.39
4,172	April 8, 2023	$3.39
5,207	April 16, 2023	$3.39
20,602	June 10, 2023	$3.39
115,445	May 9, 2024	$1.26
20,618	January 10, 2024	$3.39
53,455	March 9, 2024	$3.39
53,455	March 28, 2024	$3.39
106,910	April 29, 2024	$3.39
42,763	May 7, 2024	$3.39
10,690	May 8, 2024	$3.39
155,555	June 1, 2024	$3.39
62,222	June 3 2024	$3.39
208,000	July 7, 2025	$3.39
265,267	September 8, 2025	$3.75

(1)	Pursuant to the terms of such warrants, the exercise price is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions also may encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	Prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

●	Upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	At or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and Bylaws, as amended, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is Equiniti Trust Company, located at 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of outstanding options or warrants, or upon debt conversion, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Immediately following the closing of this offering, we will have 12,540,805 shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

UNDERWRITING

We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC is the representative of the underwriters. We refer to the several underwriters listed in the table below as the “underwriters.’’

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Roth Capital Partners, LLC	2,282,500
National Securities Corporation	1,452,500
Colliers Securities LLC	415,000
Total	4,150,000

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock if any such shares of common stock are purchased. However, the underwriters are not required to purchase the shares of common stock covered by the underwriters’ option described below.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of  additional shares of common stock at the public offering price per share, less underwriting discounts and commissions.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock purchased pursuant to the underwriting agreement to the public at the combined public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.18 per share. After this offering, the combined public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will be 8% of the gross proceeds of this offering, or $0.36 per share of common stock, based on the public offering price set forth on the cover page of this prospectus.

We have also agreed to reimburse Roth Capital Partners at closing for out-of-pocket expenses incurred by it in connection with the offering up to a maximum of $135,000.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

	Per Share	Total Without Over-allotment	Total With Over-allotment
Public offering price	$4.50	$18,675,000	$21,476,250
Underwriting discounts and commissions(1)	$0.36	$1,494,000	$1,718,100

Underwriter Warrants

Upon the closing of this offering, we have agreed to issue to the underwriters warrants, or the underwriter warrants, to purchase a number of shares of common stock equal to up to 8% of the total shares of common stock sold in this offering. The underwriter warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share of common stock sold in this offering. The underwriter warrants are exercisable at any time and from time to time, in whole or in part, during the four and a half year period commencing six months after the effective date of the registration statement related to this offering.

The underwriter warrants and the shares of common stock underlying the underwriter warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the underwriter warrants or the securities underlying the underwriter warrants, nor will the underwriter engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriter warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The underwriter warrants will provide for adjustment in the number and price of the underwriter warrants and the shares of common stock underlying such underwriter warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Nasdaq Listing

We are in the process of applying to have our shares of common stock listed on Nasdaq under the symbol “CRKN”. There is no assurance that a market will develop for our common stock.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the Commission relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners for a period of 90 days following the date of this prospectus(the “Lock-up Period”). These restrictions on future issuances are subject to exceptions for (i)  the issuance of the securities sold in this prospectus, (ii) the issuance of common stock upon the exercise of options or warrants or the conversion of outstanding preferred stock or other outstanding convertible securities disclosed as outstanding in the Registration Statement (excluding exhibits thereto), the Time of Sale Disclosure Package, and the Final Prospectus, and (iii) the issuance of employee stock options not exercisable during the Lock-Up Period and the grant of restricted stock awards or restricted stock units or shares of common stock pursuant to equity incentive plans described in this prospectus.

In addition, each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, for a period of 90 days from the closing date of this offering.. These restrictions on future dispositions by our directors and executive officers are subject to exceptions including for (i) transfers or dispositions as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) transfers to immediate family, and (iii) transfers as a bona fide gift to a charity or educational institution.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

●	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

●	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

●	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

●	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the offering and the legality of the issuance of the shares offered in this prospectus will be passed upon for us by Pryor Cashman LLP, New York, New York. Certain legal matters in connection with the offering was passed upon for the underwriter by Sichenzia Ross Ference LLP, New York, New York.

EXPERTS

Marcum LLP, an independent registered public accounting firm, has audited our financial statements at March 31, 2020 and 2019 and for the years ended March 31, 2020 and 2019 as set forth in its report included in our annual report on Form 10-K for the year ended March 31, 2020, which is incorporated by reference into this prospectus and elsewhere in the registration statement of which this prospectus is a part. Our financial statements are incorporated by reference in reliance on Marcum LLP’s reports, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below that we have previously filed with the Securities and Exchange Commission:

●	our Annual Report on Form 10-K for the fiscal year ended March 31, 2020, filed with the Securities and Exchange Commission on September 4, 2020;

●	our Quarterly Reports on Form 10-Q for the periods ended June 30, 2020 and September 30, 2020, filed with the Securities and Exchange Commission on October 6, 2020 and November 17, 2020, respectively; and

●	our Current Reports on Form 8-K filed with the Securities and Exchange Commission on September 14, 2020, November 18, 2020, December 7, 2020 and January 21, 2021 (other than information “furnished” under Items 2.02 or 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit).

All reports and other documents that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the shares hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the Securities and Exchange Commission will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the Securities and Exchange Commission, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Crown Electrokinetics Corp., Attn: Chief Financial Officer, 1110 NE Circle Blvd., Corvallis, Oregon 97330. You may also direct any requests for documents to us by telephone at (800) 674-3612.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the public reference facilities of the Securities and Exchange Commission in Washington, D.C. The Securities and Exchange Commission maintains a website that contains reports, proxy and other information statements about issuers, including us, that file electronically with the Securities and Exchange Commission. The address of the website is http://www.sec.gov.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

Until February 20, 2021, all dealers that effect transactions in these shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

Crown ElectroKinetics Corp.

4,150,000 SHARES OF COMMON STOCK

PROSPECTUS

January 26, 2021